SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Unaudited Consolidated Financial Statements for the six months ended at June 30, 2004 and 2003, including supplemental disclosures required under US GAAP and regulations applicable to France Telecom.

FRANCE TELECOM

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004 and 2003,

Year ended December 31, 2003

Consolidated statements of income for the six months ended June 30, 2004, for the year ended December 31, 2003 and for the six months ended June 30, 2003	3

Consolidated balance sheets at June 30, 2004, December 31, 2003 and June 30, 2003	4

Consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2004 and the year ended December 31, 2003	5

Consolidated statements of cash flows for the six months ended June 30, 2004, for the year ended December 31, 2003 and for the six months ended June 30, 2003	6

Notes to the consolidated financial statements

Note 1 – Summary of significant accounting policies	8

Note 2 – Main acquisitions, divestitures and changes in the scope of consolidation	9

Note 3 – Segment information	9

Note 4 – Operating expenses	15

Note 5 – Other non-operating income (expense), net	16

Note 6 – Income taxes	17

Note 7 – Goodwill relating to consolidated subsidiaries	18

Note 8 – Gross borrowings, cash and cash equivalents and marketable securities	20

Note 9 – Provisions and other liabilities	24

Note 10 – Minority interests	27

Note 11 – Share capital	27

Note 12 – Contractual obligations and off-balance sheet commitments	29

Note 13 – Litigation and claims	33

Note 14 – Subsequent events	37

Note 15 – Supplemental Disclosures	40

FRANCE TELECOM

CONSOLIDATED STATEMENT OF INCOME

(Amounts in millions of euros, except earnings per share information)		Half-year ended June 30,		Year ended December 31,

	Note	2004	2003	2003

Sales of services and products		23,182	22,852	46,121
Cost of services and products sold (excluding items shown separately below)		(8,473)	(8,619)	(17,223)
Selling, general and administrative expenses		(5,581)	(5,508)	(11,117)
Research and development expenses		(260)	(240)	(478)

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan		8,868	8,485	17,303

Depreciation and amortization (excluding goodwill)		(3,595)	(3,751)	(7,538)
Amortization of actuarial adjustments in the early retirement plan	1	-	(89)	(211)

Operating income		5,273	4,645	9,554

Interest expenses, net (excluding perpetual bonds redeemable for shares - TDIRA)	8	(1,609)	(2,052)	(3,688)
Interest expense on TDIRA		(153)	(140)	(277)
Foreign exchange gain (loss), net		(87)	(83)	(25)
Discounting of early retirement plan		(74)	(100)	(199)

Current income (loss) from integrated companies		3,350	2,270	5,365

Other non-operating income (expense), net	5	233	(370)	(1,119)
Income taxes	6	(769)	3,231	2,591
Employee profit-sharing		(104)	(75)	(127)

Net income (loss) from integrated companies		2,710	5,056	6,710

Equity in net income (loss) of affiliates		5	(111)	(168)
Goodwill amortization	7	(894)	(850)	(1,677)
Exceptional goodwill amortization	7	(519)	(1,041)	(1,137)

Net income (loss) of the consolidated group		1,302	3,054	3,728

Minority interest	10	(194)	(532)	(522)

Net income (loss)		1,108	2,522	3,206

Earnings per share (in euros)

Earnings per share
- basic		0.46	1.51	1.64
- diluted		0.45	1.44	1.60

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)		At June 30, 2004	At December 31, 2003	At June 30, 2003

ASSETS
Goodwill, net	7	28,315	25,838	24,355
Other intangible assets, net		17,016	16,554	17,230
Property, plant and equipment, net		29,621	30,635	32,227
Investments accounted for under the equity method		211	205	1,801
Non-consolidated investments, net		1,003	1,045	1,335
Other long-term assets, net	1	1,456	3,171	2,782
Deferred income taxes, net	6	7,980	7,927	6,577

Total long-term assets		85,602	85,375	86,307

Inventories, net		493	516	482
Trade accounts receivable, less provisions (1,528 at June 30, 2004, 1,325 at December 31, 2003 and 1,581 at June 30, 2003)	1	7,018	3,819	5,210
Deferred income taxes, net	6	1,193	1,429	1,168
Prepaid expenses and other current assets		3,522	3,470	3,548
Marketable securities	8	376	1,874	2,808
Cash and cash equivalents	8	2,951	3,350	6,760

Total current assets		15,553	14,458	19,976

TOTAL ASSETS		101,155	99,833	106,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital		9,868	9,609	8,897
Additional paid in capital		12,685	15,333	12,378
Retained earnings (accumulated deficits carried forward)		(3,036)	(9,239)	(3,382)
Net income (loss) for the period		1,108	3,206	2,522
Foreign currency translation adjustment		(5,297)	(6,883)	(6,098)
Treasury shares				(9,665)

Shareholders’ equity	11	15,328	12,026	4,652

Minority interests	10	4,188	5,966	9,630

Non-refundable funds and equivalents		5,279	5,279	6,073

Bonds	8	35,720	36,356	38,266
Other long- and medium-term debt, less current portion	8	6,685	2,408	5,457
Other long-term liabilities	9	4,768	5,986	8,061

Total long-term liabilities		47,173	44,750	51,784

Current portion of long- and medium-term debt	8	4,496	9,057	12,513
Bank overdrafts and other short-term borrowings	8	4,385	1,570	2,661
Trade accounts payable		6,841	7,368	7,410
Accrued expenses and other payables	9	6,869	9,040	6,876
Other current liabilities	9	3,112	1,378	1,408
Deferred income taxes, net	6	295	234	178
Deferred income		3,189	3,165	3,098

Total current liabilities		29,187	31,812	34,144

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		101,155	99,833	106,283

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of euros, except per share data)	Number of shares issued	Share Capital	Additional paid-in capital	Retained earnings	Foreign curr. translation adjustment	Treasury shares	Total
Balance at December 31, 2002	1,190,158,724	4,761	24,750	(26,170)	(3,315)	(9,977)	(9,951)

Net income for the year 2003				3,206			3,206
Capital increase (FT Ambition Plan)	1,037,205,725	4,149	10,691				14,840
Employee share issue	7,350,628	29	58				87
Capital reduction through cancellation of treasury shares held	(3,000,000)	(12)	(300)			312	0
Capital increase further to public tender offer for Orange shares	170,600,523	682	2,910				3,592
FT treasury shares transferred to Orange shareholders as payment for Orange shares						9,665	9,665
Impact of the loss on the exchange of shares on the Orange public tender offer				(7,638)			(7,638)
Tax impact on the loss on the exchange of shares on the Orange public tender offer				1,963			1,963
Capital increase on bond conversions	1,228	0	0				0
Allocation of France Telecom SA’s statutory earnings			(22,776)	22,776			0
Translation adjustment					(3,614)		(3,614)
Other movements				(170)	46		(124)

Balance at December 31, 2003	2,402,316,828	9,609	15,333	(6,033)	(6,883)	0	12,026

Net income for the first six months of 2004				1,108			1,108
Allocation of France Telecom SA’s statutory earnings			(3,116)	3,116			0
Capital increase on bond conversions	1,145						0
Capital increase further to the simplified mixed public tender and exchange offer for Wanadoo shares (note 2)	64,796,795	259	1,085				1,344
Translation adjustment					1,847		1,847
Distribution (note 11)			(617)				(617)
Effect of changes in accounting methodes for the early retirement plan, net of income taxes (note 1)				(323)			(323)
Effect of consolidation of Tele Invest and Tele Invest II (note 1)				203	(269)		(66)
Effect of consolidation of vehicles used for accounts receivable securitization programs (note 1)				11			11
Other movements				(10)	8		(2)

Balance at June 30, 2004	2,467,114,768	9,868	12,685	(1,928)	(5,297)	0	15,328

The accompanying notes are an integral part of the consolidated financial statements

FRANCE TELECOM

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)		Half-year ended June 30, 2004	Year ended December 31, 2003	Half-year ended June 30, 2003

OPERATING ACTIVITIES
Net income (loss)		1,108	3,206	2,522
Adjustments to reconcile net income (loss) to funds generated from operations
Depreciation and amortization of property, plant and equipment, intangible assets and goodwill	7	5,008	10,352	5,642
Net loss (gain) on sales of real estate		-	(31)	-
Net loss (gain) on sales of tangible and intangible assets		(22)	(46)	(52)
Net loss (gain) on sales of other assets	2	(73)	(309)	(63)
Change in other provisions	9	(784)	(399)	(182)
Undistributed earnings of affiliates		(5)	169	112
Deferred income taxes	6	358	(2,941)	(3,440)
Interest expense on TDIRA		153	253	140
Minority interests	10	194	522	532
Unrealized exchange rate loss (gain)		184	(710)	(678)
Other non-monetary items		0	14	1
Change in working capital (trade)
Decrease (increase) in inventories, net		32	131	182
Decrease (increase) in trade accounts receivable		90	1,470	383
Increase (decrease) in trade accounts payable		(315)	(323)	(620)
Change in working capital (non-trade)
Net impact of sales of commercial receivables	1	-	(222)	(67)
Decrease (increase) in other receivables		52	300	(209)
Increase (decrease) in accrued expenses and other payables		(20)	(114)	271

Net cash provided by operating activities		5,960	11,322	4,474

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors (1)		(2,573)	(5,102)	(2,758)
Proceeds from sale of real estate			419	419
Proceeds from sales of property, plant and equipment and intangible assets		42	178	73
Purchase of Wanadoo shares (cash portion of SMPTEO *)	2	(1,818)	-	-
Purchase of Orange shares (compulsory purchase)	2	(458)	-	-
Cash paid for investment securities and acquired businesses, net of cash acquired		(7)	(202)	(21)
Investments in affiliates		-	(35)	(35)
Net impact of the sale of Wind shares		-	1,537	-
Net impact of the sale of Caserna shares		-	498	498
Sale of Eutelsat and investment in BlueBirds		-	373	373
Proceeds on the sale of Sprint PCS shares		-	286	286
Proceeds from sales of investment securities and businesses, net of cash transferred		19	352	42
Decrease (increase) in marketable securities and other long-term assets		1,455	(2,041)	(2,884)

Net cash used in investing activities		(3,340)	(3,737)	(4,007)

(Amounts in millions of euros)		Half-year ended June 30, 2004	Year ended December 31, 2003	Half-year ended June 30, 2003

FINANCING ACTIVITIES
Issuance of long-term debt	8	4,977	7,398	6,778
Repayment of long-term debt	8	(8,581)	(18,100)	(9,549)
Increase (decrease) in bank overdrafts and short-term borrowings	8	1,240	(9,079)	(7,725)
Net change in cash collateral	8	(14)	(551)	(736)
Non-refundable funds and equivalents		-	(794)	-
UMTS vendor financing		-	(531)	9
Capital increase	11	-	14,894	14,852
Minority shareholders’ contributions		32	14	4
Dividends paid to minority shareholders		(95)	(119)	(52)
Dividends paid	11	(617)	-	-

Net cash provided by (used in) financing activities		(3,058)	(6,868)	3,581

Net increase (decrease) in cash and cash equivalents		(438)	717	4,048
Effect of changes in exchange rates on cash and cash equivalents		39	(186)	(107)
Cash and cash equivalents at beginning of period		3,350	2,819	2,819

Cash and cash equivalents at end of period		2,951	3,350	6,760

* Simplified Mixed Public Tender and Exchange Offer

Supplementary disclosures

(1) Increase (decrease) in fixed assets vendors		(509)	(16)	(596)

Cash paid during the period for:
- Interest		(1,805)	(3,739)	(2,019)
- Income taxes		(168)	(325)	(226)
- Interest on perpetual bonds redeemable in shares (TDIRA)		-	(24)	-

The accompanying notes are an integral part of the consolidated financial statements

The interim consolidated financial statements as of June 30, 2004 were presented to the Board of Directors on July 26, 2004. The notes to the interim consolidated financial statements should be read as a complement to the notes to the consolidated financial statements for the year ended December 31, 2003.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with generally accepted accounting principles in France according to Rule 99-02 of the Comité de la Réglementation Comptable (CRC) and in accordance with the recommendations of the Conseil National de la Comptabilité (CNC) relating to interim financial statements. The consolidated financial statements as of June 30, 2004 reflect the effects of new accounting pronouncements that are applicable from January 1, 2004, which are presented hereafter.

Rule CRC 04-03 dated May 4, 2004

The Financial Security Law (“Loi de Sécurité Financière”) of August 1, 2003 includes an accounting stipulation that eliminates the requirement to own shares in an entity to consolidate it when the entity is controlled. This stipulation, which was effective from January 1, 2004, resulted in a modification to Rule CRC 99-02 by issuance of Rule CRC 04-03 dated May 4, 2004 and caused France Telecom to fully consolidate, as of January 1, 2004, Tele Invest and Tele Invest II, entities owned by Kulczyk Holding that acquired shares in TP SA (see note 12), and the vehicles used in the context of accounts receivable securitization programs.

The first application of this rule to Tele Invest and Tele Invest II as of January 1, 2004 resulted in a reduction of minority interests of €519 million (see note 10), which corresponds to the 13.57% interest of the entities in the capital of TP SA, an increase in goodwill, net of amortization, of €699 million (see note 7), a reduction of shareholders’ equity of €66 million (see note 11) and an increase in gross borrowings of the group of €2,155 million (see note 8). For the first half of 2004, the consolidation of these entities also resulted in a charge for goodwill amortization of €21 million, interest expense of €57 million and an absence of movement in the provision for risk previously recognized (€870 million as of December 31, 2003) and which was reversed directly through equity as of January 1, 2004. This consolidation had no effect on the subtotals in the interim consolidated statement of cash flows.

The first application of this rule to the Group’s securitization program as of January 1, 2004 resulted in (i) on the assets side, the re-recognition of the receivables sold, by an increase in “Trade accounts receivable, less allowances” of €3,180 million and a decrease in “Other long-term assets, net” of €1,722 million corresponding to the net residual interests and (ii) on the liabilities side, an increase of €1,463 million in “Other short-term borrowings” (see notes 2 and 8) and an increase in shareholders’ equity of €11 million. For the first half of 2004, the consolidation of these entities also resulted in interest expense of €25 million and a corresponding reduction in gain (loss) on sales of receivables. This consolidation had no effect on the subtotals in the interim consolidated statement of cash flows.

The amount of net receivables sold was €2,900 million as of June 30, 2004 (€3,180 million as of December 31, 2003) and net residual interests amounted to €1,515 million as of June 30, 2004 (€1,722 million as of December 31, 2003).

Recommendation No. R-03-01 dated April 1, 2003 from the CNC relating to the rules for accounting for and the measurement of pension obligations and similar benefits

This recommendation, applicable from January 1, 2004, specifies rules relating to the accounting and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for termination of employment and the related social charges and tax contributions. France Telecom applied the accounting and measurement guidance of this recommendation to its pension obligations and similar benefits as of January 1, 2004.

The application of this recommendation resulted in a decrease in shareholders’ equity, net of income taxes, of €323 million, out of which €301 million relates to early retirement indemnities for civil servants re-qualified as “End of Contract Indemnities” and €22 million relates to early retirement indemnities for contractual employees re-qualified as “End of Contract Indemnities.” These benefits were previously treated as pension obligations.

Law No. 2004-391 dated May 4, 2004 relating to the professional training establishing “le Droit Individuel de Formation” (DIF)

No provision has been recorded as of June 30, 2004 in connection with this right pending the position of the Comité d’Urgence with respect to how this new right should be taken into consideration in the future.

NOTE 2 - MAIN ACQUISITIONS, DIVESTITURES AND CHANGES IN THE SCOPE OF CONSOLIDATION

The main transactions occurring during the first six months of 2004 are the following:

Main acquisitions

Acquisition of shares of Wanadoo SA through public offers

■	On May 3, 2004, in accordance with its simplified mixed public tender and exchange offer (offre publique mixte), France Telecom acquired 370,267,396 additional shares of Wanadoo, thereby increasing its ownership in Wanadoo to 1,426,228,769 shares representing 95.94% of the outstanding shares of Wanadoo. The former shareholders of Wanadoo were remunerated by the issuance of 64,796,795 new shares of France Telecom (see note 11) as consideration representing a cost of acquisition of €1,344 million (based on a share price of France Telecom of €20.75 per share on April 28, 2004, the date on which the Avis of the Conseil des Marchés Financiers (CMF) was published thereby closing the offer) and €1,818 million in cash, including €13 million for transaction-related expenses (before income taxes).

The goodwill recognized in relation to the additional 24.91% of Wanadoo SA shares acquired by France Telecom amounted to €1,899 million and is being amortized over 20 years.

■	On June 29, 2004, France Telecom filed a draft public tender offer followed by a compulsory purchase (offre publique de retrait suivie d’un retrait obligatoire) related to outstanding Wanadoo shares at a price of €8.86 per share (dividend attached) (see note 14).

Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeals to reject the claims of certain minority shareholders, France Telecom finalized the compulsory purchase (retrait obligatoire) of the minority shareholders in Orange on April 23, 2004 in accordance with the conditions initially anticipated. The number of Orange shares definitively acquired by France Telecom through the compulsory purchase (retrait obligatoire) and liquidity contract through June 30, 2004 was 49,737,733 (for a consideration of €458 million), increasing France Telecom’s ownership in Orange to 100%.

As of June 30, 2004, the goodwill recognized in relation to the additional 0.98% of Orange shares acquired by France Telecom amounted to €210 million and is being amortized over 20 years.

As indicated in Avis No. 2002-1120 issued by Euronext Paris S.A., the Orange shares were de-listed from the Premier Marché of Euronext Paris S.A. on April 6, 2004 as well as from the London Stock Exchange on April 23, 2004.

Divestitures

On June 15, 2004, France Telecom sold its 27% interest (unconsolidated) in Suez-Lyonnaise Télécom (Noos) to Suez for one euro. The value of France Telecom’s investment in Suez-Lyonnaise Télécom (Noos) reflected in the consolidated financial statements was zero as of December 31, 2003. France Telecom did not give any guarantees in connection with the divestiture.

Changes in the scope of consolidation (see note 1)

The principal changes in the scope of consolidation relate to the application of Rule CRC 04-03 dated May 4, 2004 and are described in note 1.

NOTE 3 - SEGMENT INFORMATION

In order to reflect the structure of its operations by its various activities and subsidiaries, France Telecom has defined the following six business segments: “Orange,” “Wanadoo,” “Fixed Line, Distribution, Networks, Large Customers and Operators,” “Equant,” “TP Group” and “Other International.”

France Telecom’s business segments develop in line with changes in its activities and organization.

Analysis by segment

The table below sets out the main operating indicators per segment for the each of the six-month periods ended June 30, 2004 and 2003 and the year ended December 31, 2003.

(in millions of euros, except for employees)	Orange		Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant(5)	TP Group(5)	Other International	Eliminations and Other Items	Total France Telecom
At June 30, 2004
Total sales	9,536	(2)	1,360	10,799	1,168	1,944	676	(2,301)	23,182

Of which Orange network sales(3)	8,836

Operating income/(loss) before depreciation and amortization (REAA)(4)	3,683		126	3,895	48	870	214	32	8,868
Depreciation and amortization	(1,272)		(32)	(1,507)	(191)	(442)	(103)	(48)	(3,595)
Amortization of actuarial adjustments in the early retirement plan(6)

Operating income/(loss)	2,411		94	2,388	(143)	428	111	(16)	5,273

Purchases of tangible and intangible fixed assets
- UMTS and GSM licenses	5		-	-	-	-	-	-	5
- excluding UMTS and GSM licenses	952		31	647	90	259	80	-	2,059
- financed through capital leases	1		-	-	-	-	-	-	1

Total acquisitions	958		31	647	90	259	80	-	2,065

Average number of employees(1)	31,227		6,384	114,855	9,480	37,682	7,807	-	207,435

At June 30, 2003
Total sales	8,615	(2)	1,227	10,916	1,341	2,123	854	(2,224)	22,852

Of which Orange network sales(3)	7,926

Operating income/(loss) before depreciation and amortization (REAA)(4)	3,268		109	3,687	144	956	292	29	8,485
Depreciation and amortization	(1,182)		(49)	(1,559)	(229)	(501)	(159)	(72)	(3,751)
Amortization of actuarial adjustments in the early retirement plan	-		-	(89)	-	-	-	-	(89)

Operating income/(loss)	2,086		60	2,039	(85)	455	133	(43)	4,645

Purchases of tangible and intangible fixed assets
- UMTS and GSM licenses	-		-	-	-	-	-	-	-
- excluding UMTS and GSM licenses	926		37	626	137	349	97	(10)	2,162
- financed through capital leases	-		-	-	-	1	-	-	1

Total acquisitions	926		37	626	137	350	97	(10)	2,163

Average number of employees(1)	30,593		6,627	121,868	9,915	44,480	12,109	-	225,592

(1)	Average full-time equivalents.

(2)	Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.

(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.

(4)	Operating income before depreciation and amortization represents operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

(5)	Information issued by these segments is restated to comply with France Telecom’s accounting policies.

(6)	See note 1.

(in millions of euros, except for employees)	Orange		Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant(5)	TP Group(5)	Other International	Eliminations and Other Items	Total France Telecom
At December 31, 2003
Total sales	17,941	(2)	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Of which Orange network sales(3)	16,394

Operating income/(loss) before depreciation and amortization (REAA)(4)	6,578		347	7,590	259	1,859	608	62	17,303
Depreciation and amortization	(2,313)		(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan	-		-	(211)	-	-	-	-	(211)

Operating income/(loss)	4,265		250	4,066	(168)	890	314	(63)	9,554

Purchases of tangible and intangible fixed assets
- UMTS and GSM licenses
- excluding UMTS and GSM licenses	2,362		76	1,356	248	884	183	(23)	5,086
- financed through capital leases	-		-	-	-	-	-	-	-

Total acquisitions	2,362		76	1,356	248	884	183	(23)	5,086

Average number of employees(1)	30,722		6,568	120,037	9,872	43,451	11,007	-	221,657

(1)	Average full-time equivalents.

(2)	Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.

(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.

(4)	Operating income before depreciation and amortization represents operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

(5)	Information issued by these segments is restated to comply with France Telecom’s accounting policies.

(6)	See note 1.

Components of the Orange segment

Orange operates in the mobile phone sector in three principal components: “Orange France,” “Orange UK” and “Orange Rest of the World”:

■	“Orange France” includes mobile telephony within mainland France, the French West Indies and La Réunion.

■	“Orange United Kingdom” includes mobile telephony within the United Kingdom.

■	“Orange Rest of World” includes mobile telephony in all the other European and international subsidiaries.

■	Shared Group Functions include all the activities related to the development of group-wide wirefree services, Group overheads and other common expenses.

The main operating indicators for each component during each of the periods presented are as follows:

(in millions of euros, except for employees)	Orange France	Orange UK	Orange Rest of the World	Orange Shared Group Functions	Eliminations and Other Items	Total Orange
At June 30, 2004
Total sales(1)	4,139	3,049	2,430	-	(82)	9,536

Of which network sales(2)	3,916	2,786	2,211	-	(77)	8,836

Operating income/(loss) before depreciation and amortization (REAA)(3)	1,979	975	918	(189)	-	3,683
Depreciation and amortization	(375)	(488)	(399)	(10)	-	(1,272)
Operating income/(loss)	1,604	487	519	(199)	-	2,411

Purchases of tangible and intangible assets (excluding licenses and capital leases)	395	307	243	7		952

Average number of employees(4)	7,519	11,969	11,009	730	-	31,227

(1)	Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.

(2)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.

(3)	Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.

(4)	Average full-time equivalents.

At June 30, 2003
Total sales(1)	3,806	2,852	2,043	-	(86)	8,615

Of which network sales(2)	3,542	2,590	1,851	-	(57)	7,926

Operating income/(loss) before depreciation and amortization (REAA)(3)	1,735	1,008	680	(155)		3,268
Depreciation and amortization	(347)	(402)	(417)	(16)		(1,182)
Operating income/(loss)	1,388	606	263	(171)		2,086

Purchases of tangible and intangible assets (excluding licenses and capital leases)	291	361	247	27		926

Average number of employees(4)	7,679	11,298	10,785	831		30,593

(1)	Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.

(2)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.

(3)	Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.

(4)	Average full-time equivalents.

At December 31, 2003
Total sales(1)	7,983	5,819	4,315	-	(176)	17,941

Of which network sales(2)	7,371	5,221	3,929	-	(127)	16,394

Operating income/(loss) before depreciation and amortization (REAA)(3)	3,450	1,972	1,479	(323)		6,578
Depreciation and amortization	(702)	(734)	(845)	(32)		(2,313)
Operating income/(loss)	2,748	1,238	634	(355)		4,265

Purchases of tangible and intangible assets (excluding licenses and capital leases)	851	754	719	38		2,362

Average number of employees(4)	7,619	11,382	10,923	798		30,722

(1)	Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.

(2)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.

(3)	Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.

(4)	Average full-time equivalents.

Components of the Wanadoo segment

Wanadoo operates, through its subsidiaries in France and Europe, in two principal components: “Wanadoo Access, Portals and e-Merchant” and “Wanadoo Directories”:

■	“Wanadoo Access, Portals and e-Merchant” includes Wanadoo’s Internet Access, Portals and e-Merchant activities.

■	“Wanadoo Directories” includes Wanadoo’s print and electronic Directories activities, which are carried out principally through PagesJaunes.

The main operating indicators for each component during each of the periods presented are as follows:

(in millions of euros, except for employees)	Wanadoo Access, Portals and e-Merchant	Wanadoo Directories	Wanadoo Other	Total Wanadoo
At June 30, 2004
Total sales	929	435	(4)	1,360

Operating income/(loss) before depreciation and amortization (REAA)(1)	(2)	163	(35)	126
Depreciation and amortization	(27)	(5)	(0)	(32)
Operating income/(loss)	(29)	158	(35)	94

Purchases of tangible and intangible assets (excluding licenses and capital leases)	27	3	1	31

Average number of employees(2)	2,077	4,171	136	6,384

(1)	Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.

(2)	Average full-time equivalents.

At June 30, 2003
Total sales	810	422	(5)	1,227

Operating income/(loss) before depreciation and amortization (REAA)(1)	(25)	148	(14)	109
Depreciation and amortization	(42)	(6)	(1)	(49)
Operating income/(loss)	(67)	142	(15)	60

Purchases of tangible and intangible assets (excluding licenses and capital leases)	31	5	1	37

Average number of employees(2)	2,233	4,240	154	6,627

(1)	Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.

(2)	Average full-time equivalents.

At December 31, 2003
Total sales	1,708	918	(9)	2,617

Operating income/(loss) before depreciation and amortization (REAA)(1)	45	335	(33)	347
Depreciation and amortization	(83)	(13)	(1)	(97)
Operating income/(loss)	(38)	322	(34)	250

Purchases of tangible and intangible assets (excluding licenses and capital leases)	64	11	1	76

Average number of employees(2)	2,161	4,268	139	6,568

(1)	Operating income before depreciation and amortization represents operating income before depreciation and amortization of tangible and intangible assets.

(2)	Average full-time equivalents.

Geographical breakdown

	Period ended
(in millions of euros)	June 30, 2004	June 30, 2003	December 31, 2003
Contribution to consolidated sales	23,182	22,852	46,121
France	13,664	13,349	27,060
United Kingdom	3,181	2,966	6,045
Poland	1,939	2,121	4,158
Others(6)	4,398	4,417	8,858

Tangible and intangible assets(1)	46,637	49,457	47,189
France(2)	15,971	17,300	16,735
United Kingdom(3)	16,263	16,011	15,715
Poland(4)	7,253	7,545	7,173
Others(5)(6)	7,151	8,602	7,566

(1)	Excluding goodwill.

(2)	Including the UMTS license (€620 million), which is being amortized since April 1, 2004 (amortization expense for the six-month period ended June 30, 2004 amounted to €9 million) as well as all shared network structures, notably the European backbone.

(3)	Including €5,993 million for the UMTS license at June 30, 2004, which is being amortized since March 1, 2004. Changes in value of these licenses are due to currency movements as well as amortization expense amounting to €114 million for the six-month period ended June 30, 2004.

(4)	Including €361 million for the UMTS license at June 30, 2004. Changes in value of these licenses are due principally to currency movements.

(5)	Including €569 million for the UMTS licenses at June 30, 2004. Changes in value of these licenses are due principally to currency movements.

(6)	Includes all companies of the Equant Group.

NOTE 4 - OPERATING EXPENSES

Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan, which are included in “Costs of services and products sold,” “Selling, general and administrative expenses” and “Research and development expenses,” can be analyzed as follows by principal type of expense:

	Period ended
(in millions of euros)	June 30, 2004	June 30, 2003	December 31, 2003

Personnel costs	4,540	4,810	9,239
Other operating expenses	9,774	9,557	19,579

Total operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan	14,314	14,367	28,818

Of which:
- costs of services and products sold	8,473	8,619	17,223
- selling, general and administrative expenses	5,581	5,508	11,117
- research and development expenses	260	240	478

Personnel costs break down as follows:

	Period ended
(in millions of euros except number of employees)	June 30, 2004	June 30, 2003	December 31, 2003

Average number of employees(1) (full time equivalents)	207,435	225,592	221,657

- Wages and salaries	3,447	3,662	6,986
- Social charges	1,232	1,249	2,471

Total personnel expenditure	4,679	4,911	9,457

- Capitalized personnel costs(2)	(225)	(202)	(408)
- Payroll taxes and other	86	101	190

Total personnel costs	4,540	4,810	9,239

(1)	Of whom approximately 43.4% were civil servants at June 30, 2004 (43.4% at December 31, 2003 and 43.8% at June 30, 2003).

(2)	Capitalized personnel costs correspond to personnel costs included in the cost of assets produced by France Telecom.

NOTE 5 - OTHER NON-OPERATING INCOME (EXPENSE), NET

		Period ended
(in millions of euros)	Note	June 30, 2004	June 30, 2003	December 31, 2003
Perpetual bonds redeemable for France Telecom shares (TDIRA)		-	-	(431)
Noos		-	-	(125)
Wind		-	270	270
Orange restructuring provisions and costs		(5)	(109)	(129)
Other restructuring provisions and costs		(34)	(104)	(176)
Commitment signed with Kulczyk Holding to buy TP SA shares De Kulczyk Holding	1 and 12	-	(256)	(299)
Wanadoo vouchers(1)		(49)	-	-
Other provision movements(2)		270	(81)	(186)
Disposal gains or losses(3)		65	92	333
Dilution impact		8	1	1
Cost of receivables sales	1	-	(48)	(104)
Loss on bond buybacks		(27)	(97)	(141)
Equalization payments on termination of interest rate swaps and collars		-	-	(58)
Dividends received		10	5	14
Other		(5)	(43)	(88)

Total		233	(370)	(1,119)
(1)	Including a provision recognized related to Wanadoo vouchers granted to the historical shareholders of Wanadoo who had held their shares since the initial public offering of Wanadoo for an amount of €41 million. In addition, a net charge amounting to €8 million was recorded during the period upon the exercise of vouchers.

(2)	As of June 30, 2004, “Other provision movements” consist principally of reversals of provisions amounting to €121 million related to MobilCom (see note 9), €95 million related to UNI2, €62 million following the payment related to Equant’s CVRs (see note 9) and €61 million related to Telinvest.

(3)	As of June 30, 2004, “Disposal gains or losses” consist principally of €50 million related to the sale of the last tranche of shares held in Pramindo Ikat (not consolidated).

NOTE 6 - INCOME TAXES

Income tax benefit (charge)

The income tax split between the tax consolidation groups and for the other subsidiaries is as follows:

	Period ended
(in millions of euros)	June 30, 2004	June 30, 2003	December 31, 2003
- Current income taxes	0	0	0
- Deferred income taxes	401	1,100	1,100
France Telecom SA tax group	401	1,100	1 100

- Current income taxes	0	0	0
- Deferred income taxes	(479)	2,192	1,861
Orange SA tax group	(479)	2,192	1,861

- Current income taxes	0	(1)	(18)
- Deferred income taxes	(304)	318	231
Wanadoo SA tax group	(304)	317	213

- Current income taxes	0	-	-
- Deferred income taxes	(382)	-	-
FTSA consolidated tax group (2004 scope of consolidation) (see below)	(382)	-	-

- Current income taxes	(114)	0	0
- Deferred income taxes	(20)	(170)	(293)
Orange UK Group	(134)	(170)	(293)

- Current income taxes	(55)	(113)	(137)
- Deferred income taxes	13	41	(7)
TP Group	(42)	(72)	(144)

- Current income taxes	(61)	(8)	(8)
- Deferred income taxes	2	(14)	(14)
Other French subsidiaries	(59)	(22)	(22)

- Current income taxes	(201)	(87)	(187)
- Deferred income taxes	49	(27)	63
Other foreign subsidiaries	(152)	(114)	(124)

Total income tax benefit (charge)	(769)	3,231	2,591
Of which:
- Current income taxes	(431)	(209)	(350)
- Deferred income taxes	(338)	3,440	2,941
(1)	Since January 2004, PagesJaunes is no longer included in the France Telecom SA consolidated tax group as a result of the initial public offering of PagesJaunes (see note 14).

As of June 30, 2004, the France Telecom SA consolidated tax group is composed of the following entities:

■	Orange SA and its French subsidiaries, which had their own consolidated tax group before the public exchange offer. Since France Telecom SA now owns more than 95% of these companies, they were included in the France Telecom consolidated tax group

■	subsidiaries belonging to the Wanadoo SA consolidated tax group (excluding PagesJaunes and its French subsidiaries), since the merger of France Telecom SA and Wanadoo SA, subject to their shareholders’ meeting, will be retroactive as of January 1, 2004. Deferred tax assets related to tax loss carry forwards of Wanadoo SA generated before the merger date and unavailable for use by the new tax consolidation group have been provided for as of June 30, 2004 for a total of €309 million.

The deferred income tax charge for the France Telecom consolidated tax group is composed of:

■	the utilization of Orange France tax loss carry forwards for (€514 million),

■	a provision for depreciation of the Wanadoo SA and Wanadoo France tax loss carry forwards for (€309 million),

■	the release of provisions for depreciation and discounting for €765 million and changes during the period of (€324 million).

The discount rate used to determine the provision to discount deferred tax assets is 4.5% (as opposed to 5.5%, which was used previously). The impact of this modification for the new consolidated tax group as of June 30, 2004 is €261 million.

France Telecom and its principal French subsidiaries underwent a tax audit for the years 1998 and 1999; the audit has now been completed, and reassessments relate primarily to timing differences in the taxable amounts. Affected subsidiaries have communicated their comments to the French tax authorities. As it relates to the consolidated tax group, France Telecom filed an official objection (réclamation contentieuse) with the tax authorities on July 15, 2004. France Telecom has contested €97 million of reassessments and paid €217 million for reassessments that they have accepted.

NOTE 7 - GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from fully or proportionally consolidated subsidiaries are as follows:

	June 30, 2004			December 31, 2003	June 30, 2003
(in millions of euros)	Cost(1)	Accumulated amortization	Net book value	Net book value	Net book value
Orange	27,851	(5,919)	21,932	21,475	19,592

Orange PCS	21,240	(4,075)	17,165	16,841	17,637
Orange Communications SA (Switzerland)	2,496	(1,229)	1,267	1,277	1,318
Orange SA	3,410	(148)	3,262	3,134	390
Other Orange	705	(467)	238	223	247

Equant	5,123	(5,123)	0	514	585

Wanadoo	5,248	(1,644)	3,604	1,771	1,993

Wanadoo SA	1,934	(50)	1,884	-	-
Wanadoo UK	1,797	(735)	1,062	1,041	1,089
QDQ Media (formerly Indice Multimedia)	358	(290)	68	70	171
Wanadoo España	581	(269)	312	350	391
Pages Jaunes	319	(96)	223	232	239
Other Wanadoo	259	(204)	55	78	103

TP Group(2)	3,053	(561)	2,492	1,773	1,917

JTC	340	(216)	124	130	135
Mauritius	158	(158)	0	0	0
Other	637	(474)	163	175	133

Total	42,410	(14,095)	28,315	25,838	24,355

(1)	Goodwill in foreign currencies is converted at the period-end exchange rate.

(2)	Including €829 million at cost and €130 million of accumulated amortization from the date of acquisition to December 31, 2003 related to the consolidation as of January 1, 2004 of Tele Invest and Tele Invest II (see notes 1 and 2).

Movements in the net book value of goodwill are as follows:

(in millions of euros)	June 30, 2004	December 31, 2003	June 30, 2003
Opening balance	25,838	27,675	27,675
Acquisitions(1)	2,138	2,893	11
Divestitures	-	(55)	(36)
Amortization	(892)	(1,643)	(818)
Exceptional amortization	(519)	(850)	(754)
Translation adjustment	1,050	(2,172)	(1,713)
Reclassifications and other(2)	700	(10)	(10)

Closing balance	28,315	25,838	24,355

(1)	Including in 2004, the acquisition of Wanadoo S.A. shares, which generated goodwill of €1,899 million, and the acquisition of Orange S.A. shares through the compulsory purchase and liquidity contract, which generated goodwill of €210 million.

(2)	Including €829 million at cost and €130 million of accumulated amortization from the date of acquisition to December 31, 2003 related to the consolidation as of January 1, 2004 of Tele Invest and Tele Invest II (see notes 1 and 2).

As of June 30, 2004, the goodwill related to Equant, which amounted to €519 million, was entirely written off as exceptional amortization. As a result, the net book value of Equant (group share) at the closing exchange rate is €561 million as of June 30, 2004.

NOTE 8 - GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

Schedule of gross borrowings, cash and cash equivalents and marketable securities

The following table provides a breakdown by category and year of maturity of gross borrowings, cash and cash equivalents and marketable securities, excluding accrued interest and after taking into consideration the impact of currency swaps. The maturity dates take into account changes occurring after June 30, 2004.

		Maturities
(in millions of euros)		June 30, 2005	June 30, 2006	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010 and beyond	Total over one year	At June 30, 2004	At December 31, 2003	At June 30, 2003
Long-term borrowings
Bonds	See below	4,084	7,906	3,045	5,345	927	18,497	35,720	39,804	44,485	50,942
Capital leases		27	24	61	19	21	183	308	335	355	406
Other long-term borrowings(1)		385	2,756	2,653	347	272	349	6,377	6,762	2,981	4,888

Total		4,496	10,686	5,759	5,711	1,220	19,029	42,405	46,901	47,821	56,236

Other short-term borrowings
Bank loans		64	-	-	-	-	-	-	64	197	1,352
Accrued interest on perpetual bonds redeemable for shares (TDIRA)		406	-	-	-	-	-	-	406	253	140
Treasury bills		1,686	-	-	-	-	-	-	1,686	2	7
Bank overdrafts		655	-	-	-	-	-	-	655	973	1,005
Other short-term borrowings		1,574	-	-	-	-	-	-	1,574	145	157

Total		4,385	-	-	-	-	-	-	4,385	1,570	2,661

Total gross borrowings	A	8,881	10,686	5,759	5,711	1,220	19,029	42,405	51,286	49,391	58,897

Marketable securities(2)		376	-	-	-	-	-	-	376	1,874	2,808
Cash and cash equivalents		2,951	-	-	-	-	-	-	2,951	3,350	6,760

Total cash and cash equivalents and marketable securities	B	3,327	-	-	-	-	-	-	3,327	5,224	9,568

Total gross borrowings, net of cash and cash equivalents and marketable securities at the end of the period	A-B	5,554	10,686	5,759	5,711	1,220	19,029	42,405	47,959	44,167	49,329
(1)	Including primarily bank loans that were long-term from inception and the long-term portion of current accounts of minority associates in subsidiaries.
(2)	Including short-term investments (SICAV and FCP) amounting to €1,839 million at December 31, 2003 and €362 million at June 30, 2004, equating to a negative variation of €1,477 million during the first six months of 2004.

At June 30, 2004, the weighted average interest rate of France Telecom’s gross borrowings, net of cash and cash equivalents and marketable securities was 6.77% (7.05% at December 31, 2003).

Impact of consolidating the vehicles used in the context of accounts receivable securitization programs and Tele Invest and Tele Invest II (see notes 1 and 2)

At June 30, 2004, the impact of consolidating the vehicles used in the context of accounts receivable securitization programs and Tele Invest and Tele Invest II, respectively, on borrowings was as follows:

■	An increase of €1,388 million comprised of an increase in “Other short-term borrowings” of €1,430 and an increase in “Cash” of €42 million,

■	An increase of €2,208 million comprised of an increase in “Other long-term borrowings” of €2,210 million and an increase in “Cash and cash equivalents” of €2 million.

Bonds

The table below provides an analysis of bonds by issuer:

(in millions of euros)	June 30, 2004	December 31, 2003	June 30, 2003
France Telecom S.A. – bonds convertible, exchangeable or redeemable into shares	3,285	6,838	8,110
France Telecom S.A. – other bonds	34,351	35,072	39,403
Orange Group	32	512	1,057
TP Group	2,094	2,021	2,329
Other issuers	42	42	42

Total bonds	39,804	44,485	50,942

■	France Telecom S.A.

During the first six months of 2004, France Telecom issued the following bonds:

■	Bonds (€1 billion) due in 2007, which bear interest at a variable rate (three-month Euribor + 0.250%)

■	Bonds (€750 million) due in 2012, which bear interest at a fixed rate (4.625%)

■	Bonds (£500 million, or €745 million at June 30, 2004) due in 2034, which bear interest at a fixed rate (5.625%)

In addition, the Group principally repaid the following three bonds:

■	On March 9, 2004, France Telecom S.A. redeemed, in advance of maturity, all outstanding bonds that were exchangeable into shares of ST Microelectronics, at par value, for aggregate cash consideration of €1,523 million,

■	On March 14, 2004, France Telecom S.A. redeemed bonds with a nominal value of €3,500 million, of which the balance was €3,450 million at December 31, 2003,

■	On April 1, 2004, France Telecom S.A. completed paying off the outstanding bond redeemable in France Telecom shares for €2,030 million. The reimbursement was at par.

■	Orange

On April 30, 2004, Orange plc exercised its option to redeem its bonds due in 2009. The bonds were redeemed on June 1, 2004 at the redemption price of £157 million and $275 million, respectively, for each of the respective series of bonds, i.e. approximately €460 million in total. On April 8, 2004, Orange plc committed to purchase approximately 75% of the remaining bonds due in 2006 and these bonds were redeemed on April 14, 2004, at a cost of $38 million, i.e. approximately €32 million. On June 24, 2004, Orange plc defeased the $7 million outstanding 2006 bonds, at a price of $8 million, i.e. approximately €7 million.

Other issuances of debt during the first six months of 2004

European Medium Term Notes (EMTNs) maturing in 2005, 2006 and 2009 were issued in the first semester of 2004 for a total amount of €2.4 billion, which is included in “Bank loans.”

Principal changes in lines of credit

■	France Telecom S.A.

All of France Telecom’s syndicated, bilateral lines of credit outstanding at December 31, 2003 or contracted during the first quarter of 2004 were cancelled during the first six months of 2004.

On June 22, 2004, a new syndicated line of credit amounting to €10 billion was signed by France Telecom S.A. This line of credit is composed of two tranches – the first (€2.5 billion) is due in 2005 and is renewable for one year and the second (€7.5 billion) is due in 2009. The new syndicated line of credit is not subject to any commitment with respect to the maintenance of financial ratios.

The financial conditions will be tied to the evolution of the credit rating of France Telecom as determined by Standard & Poor’s, Moody’s and Fitch. The initial financial conditions are as follows:

	Amount (in euros)	Maturity	Commission on Unused Lines of Credit	Margin
Tranche No. 1	2.5 billion	364 days renewable	8 basis points	27.5 basis points
Tranche No. 2	7.5 billion	5 years	11.5 basis points	35 basis points

No draw-downs were made on this line of credit during the first six months of 2004.

■	Orange

On February 4, 2004, a line of credit for a total amount of €1,428 million at December 31, 2003 (€367 million utilized at the same date) was cancelled and the used portion was subject to an early repayment. All pledges over assets held by Orange in the United Kingdom and the related covenants were released on this date (see note 12).

Cash collateral

France Telecom has negotiated cash collateral agreements, which may result in monthly payments with various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. In 2001, France Telecom issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP), which were generally swapped for euros. The rise of the euro resulted in a sharp decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €924 million at June 30, 2004 (€910 million in 2003). These amounts are included under “Other long-term assets.”

Assets pledged or given as guarantees: see note 12

Management of covenants

Most of France Telecom’s financing agreements include customary covenants in case of default or material adverse changes affecting France Telecom S.A. and certain of its subsidiaries. As a result of these provisions, a significant default in payment or the accelerated maturity of a financial debt could result in a substantial portion, or almost all, of the borrowings of France Telecom coming due and the unavailability of its credit lines.

■	Following the cancellation of all syndicated lines of credit of France Telecom outstanding at December 31, 2003 during the first six months of 2004, France Telecom no longer has lines of credit that are subject to specific commitments related to maintenance of ratios (covenants).

■	Several amortization scenarios are possible for France Telecom S.A.’s receivable securitization programs: (i) standard amortization on the contractual maturity date of the programs at December 31, 2004 or December 31, 2007 (with renewable maturity), depending on the programs or (ii) accelerated amortization, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of accelerated amortization, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

Certain financial ratios also have to be respected in connection with Orange’s securitization programs (ratios of indebtedness and interest coverage for Orange France and Orange S.A.). If these ratios are not respected, the sale of receivables is discontinued in order to progressively repay the holders of beneficial interests with cash received.

■	As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

■	TP SA has undertaken to respect certain financial ratios and targets. The principal ratio to be respected is TP Group’s ratio of net financial debt to EBITDA (as defined in the agreement with the financial institutions), which must be less than or equal to 3. The calculation of this ratio is established on the basis of international accounting standards and EBITDA (as defined in the agreement with the financial institutions) is calculated on a rolling 12-month basis.

■	In addition, France Telecom is also required to respect certain financial ratios on bank borrowings of Tele Invest and Tele Invest II, related to the financing of the purchase of shares of TP SA (see note 12).

In that respect, France Telecom is required to respect the following financial ratios:

The ratio of EBITDA (as defined in the agreement with the financial institutions) to net interest expense must be greater than or equal to the following:

- June 30, 2004: 3.25

- December 31, 2004: 3.25

- June 30, 2005: 3.50

- December 31, 2005: 4

The ratio of net debt to EBITDA (as defined in the agreement with the financial institutions) must be less than or equal to the following:

- June 30, 2004: 4.25

- December 31, 2004: 3.75

- June 30, 2005: 3.50

- December 31, 2005: 3.00

The ratio calculations are based on the consolidated financial statements prepared under French GAAP in effect as of the contract dates. EBITDA (as defined in the agreement with the financial institutions) is calculated on a rolling 12-month basis, by using the data restated for acquisitions and disposals that took place within the preceding 12 months.

At June 30, 2004, the ratios calculated met the conditions required.

Evolution of the credit rating of France Telecom

At the date the financial statements were finalized, France Telecom’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	BBB+	Baa2	A-
Outlook	Positive	Positive	Stable
Short-term debt	A2	P2	F2

On February 18, 2004, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB to BBB+. On March 3, 2004, Moody’s upgraded France Telecom’s long-term debt rating from Baa3 to Baa2 and France Telecom’s short-term debt rating from P-3 to P-2. In addition, Fitch upgraded France Telecom’s long-term debt rating from BBB+ with a positive outlook to A- with a stable outlook.

At June 30, 2004, a portion of France Telecom’s debt (€14 billion of the outstanding balance) includes step-up clauses.

The upgrade of France Telecom’s rating by Standard & Poor’s on February 18, 2004 resulted in a 25-point basis point decrease in the coupon rate on bonds with a step-up clause, beginning with the coupon in February 2004 for the debt denominated in Swiss francs and issued in January 2001 and the coupons in March 2004 for the debt denominated in US dollars, euros, and pounds sterling and issued in March 2001. The positive impact of the upgrade by Standard & Poor’s is estimated to be €23 million before income taxes for 2004.

The upgrade of France Telecom’s rating by Moody’s on March 3, 2004 results in a 25-point basis point decrease in the coupon rate on bonds with a step-up clause, beginning with the coupons in March 2004 for the debt denominated in euros and pounds sterling and issued in March 2001 and the coupon in September 2004 for the debt denominated in US dollars and issued in March 2001. The delay between the date of the upgrade by Moody’s and the date of the upgrade by Standard & Poor’s explains why the positive impact (before income taxes) of the upgrade by Moody’s is estimated to be only €14 million for 2004.

NOTE 9 - PROVISIONS AND OTHER LIABILITIES

■	Provisions for risks and charges and other long-term liabilities are as follows:

		Period ended
(in millions of euros)	Notes	June 30, 2004	December 31, 2003	June 30, 2003
Early retirement plan (French civil servants and contractual employees)(1)	1 and 11	2,990	-	-
Other retirement indemnities and related amounts		460	3,226	3,373
Equant CVR(2)		-	-	2,077
Off-balance sheet commitment Kulczyk / TP SA	12	0	870	827
Provisions for restructuring (total)		108	127	96
- of which Orange restructuring provision		74	88	96
- of which Equant restructuring provision		32	37	-
- of which restructuring provision for other entities		2	2	-

Other long-term provisions		580	1,060	963

Sub-total – long-term provisions		4,138	5,283	7,336

Long-term deferred income taxes		154	230	236
Other long-term liabilities		476	473	489

Total		4,768	5,986	8,061

(3)	At June 30, 2004, the early retirement plan for French civil servants and contractual employees has been qualified as retirement indemnities (see note 1). At December 31 and June 30, 2003, the early retirement plan for civil servants was part of other retirement indemnities and related amounts and the early retirement plan for contractual employees was in other provisions.

(4)	Classified in short-term provisions for €2,077 million at December 31, 2003 (see table below).

■	Provisions for risks and charges and other short-term liabilities are as follows:

		Period ended
(in millions of euros)	Notes	June 30, 2004	December 31, 2003	June 30, 2003
Early retirement plan (French civil servants and contractual employees)(1)	1 and 11	851	-	-
Other retirement indemnities and related amounts		70	844	802
Equant CVR(2)	14	0	2,077	0
MobilCom		80	2 01	201
Provisions for restructuring (total)		92	204	290
- Provision for Orange Sweden withdrawal		7	64	65
- Provision for restructuring other Orange entities		51	58	99
- Provision for restructuring Equant		12	14	79
- Provision for restructuring other companies		22	68	47
Other short-term provisions		1,006	944	1,033

Sub-total – short-term provisions		2,099	4,270	2,326

Accrued liabilities		4,770	4,770	4,550

Sub-total – short-term provisions and accrued liabilities		6,869	9,040	6,876

Other short-term liabilities(1)		3,112	1,378	1,408

Total		9,981	10,418	8,284

(1)	At June 30, 2004, the early retirement plan for French civil servants and contractual employees has been qualified as retirement indemnities (see note 1). At December 31 and June 30, 2003, the early retirement plan for civil servants was part of other retirement indemnities and related amounts and the early retirement plan for contractual employees was in other provisions.

(2)	€2,015 million has been classified as “Other short-term debts” at June 30, 2004.

■	Movements in long and short-term provisions are as follows:

(in millions of euros)	January 1, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Change in scope, reclassification, and other	June 30, 2004
Early retirement plan (French civil servants and contractual employees)(1)	-	75	(405)	-	4,171	3,841
Other retirement indemnities and related amounts	4,070	47	(19)	(5)	(3,563)	530

CVR Equant (see below)	2,077	-	-	(62)	(2,015)	0

MobilCom	201	-	-	(121)		80
Off balance sheet commitment Kulczyk/ TP SA (see below)	870	-	-	-	(870)	0
Provisions for restructuring (total)	331	25	(162)	(2)	8	200
- Provision for Orange Sweden withdrawal	64	1	(58)	-	-	7
- Other Orange	146	3	(27)	(2)	5	125
- Equant	51	12	(18)	-	(1)	44
- Other companies	70	9	(59)	(0)	4	24
Other provisions for risks and charges	2,004	227	(331)	(234)	(80)	1,586

Total provisions for risks and charges	9,553	374	(917)	(424)	(2,349)	6,237
- Of which long-term	5,283	128	(244)	(173)	(856)	4,138
- Of which short-term	4,270	246	(673)	(251)	(1,493)	2,099

(1)	At June 30, 2004, the early retirement plan for French civil servants and contractual employees has been qualified as retirement indemnities (see note 1). At December 31, 2003 and June 30, 2003, the early retirement plan for civil servants was part of other retirement indemnities and related amounts and the early retirement plan for contractual employees was in other provisions.

Equant CVR

The contingent value rights (“CVR”) payment was made on July 8, 2004 for €2,015 million, and as a result, €2,015 million of the €2,077 million provision booked at the end of 2003 to cover the maximum risk has been reclassified to “Other short-term debt” in the June 30, 2004 accounts.

MobilCom

At June 30, 2004, an analysis of the specific risks for which the MobilCom provision of €201 million was held at December 31, 2003 led France Telecom to reverse €121 million. Elsewhere, note 13 describes the changes in the MobilCom litigation.

Kulczyk Holding

As part of the acquisition of TP SA by France Telecom and Kulczyk Holding, France Telecom and Kulczyk Holding and the banks financing Kulczyk Holding are bound by different commitments (see note 12).

As of December 31, 2003, France Telecom booked a provision for €870 million equal to the difference between the amount of the commitment and the value in use of the TP SA shares to be received. As a result of the consolidation of Tele Invest and Tele Invest II as of January 1, 2004, the provision was reversed via shareholder’s equity as of June 30, 2004 (see notes 1 and 11).

NOTE 10 - MINORITY INTERESTS

Changes in minority interests are as follows:

(in millions of euros)	June 30, 2004	December 31, 2003	June 30, 2003
Balance, beginning of period	5,966	9,780	9,780
Net income (loss) for the period	194	522	532
Issuance of share capital to minority interests	2	(52)	-
Changes in the scope of consolidation	(2,024)	(3,226)	1
Appropriation of prior period net income (loss)	(95)	(120)	(52)
Translation adjustment	145	(836)	(636)
Other	-	(102)	5

Balance, end of period	4,188	5,966	9,630

As of June 30, 2004, minority interests related mainly to the TP Group for €2,184 million, Equant for €919 million and subsidiaries of Orange for €517 million.

Changes in the scope of consolidation relates primarily to the acquisition of shares held by minority interests in connection with the simplified mixed public tender and exchange offer for the shares of Wanadoo (see note 2) for an amount of (€1,259) million and in connection with the public tender offer followed by a compulsory purchase for the shares of Orange (see note 2) for an amount of (€248 million) as well as the impact on the opening balance sheet as of January 1, 2004 of the consolidation of Tele Invest and Tele Invest II (see note 1) for an amount of (€519 million).

NOTE 11 - SHARE CAPITAL

As of June 30, 2004, the share capital of France Telecom S.A. amounted to €9,868,459,072 and comprises 2,467,114,768 fully paid-up shares, each with a nominal value of €4. For the six months ended June 30, 2004, the weighted average number of ordinary shares was 2,424,512,991 shares and the weighted average number of ordinary and dilutive shares was 2,436,004,518 shares.

Governmental Decree No. 2004-387, passed on May 3, 2004 in application of Law No. 2003-1365 dated December 31, 2003, authorizes France Telecom’s transformation from a public sector company to a private sector company.

As of June 30, 2004, the French State owns directly and indirectly through ERAP 53.1% of France Telecom’s share capital.

Changes in share capital

During the six months ended June 30, 2004:

■	On April 9, 2004, the Board of Directors recorded the issuance of 1,145 shares following the conversion of convertible notes into shares during the first three months of 2004.

■	On April 29, 2004, France Telecom issued 64,796,795 new shares as payment for Wanadoo shares tendered as part of the simplified mixed public tender and exchange offer.

Treasury shares

At the General Shareholders’ Meeting held on April 9, 2004, France Telecom’s shareholders authorized the Board of Directors to purchase France Telecom shares representing up to 10% of the capital for a period of 18 months, or until October 9, 2005. As of June 30, 2004, the Group does not hold any of its own shares.

Dilutive instruments

	Period ended
	June 30, 2004	December 31, 2003 Published
Weighted average shares outstanding – basic	2,424,512,991	1,955,369,526
Convertible bonds(1)(2)	48,740,291	85,803,753
Perpetual bonds redeemable for shares (TDIRA)(2)	132,140,628	141,786,988
Liquidity contract	11,491,527	3,453,748

Weighted average shares outstanding – diluted(1)(2)	2,436,004,518	2,186,414,015

(1)	As of June 30, 2004, France Telecom no longer has any convertible notes.

(2)	Perpetual bonds redeemable into France Telecom shares (“TDIRA”) and exchangeable notes, which have an anti-dilutive effect as of June 30, 2004, have not been included in the dilutive calculation as of June 30, 2004.

As of June 30, 2004, potentially dilutive ordinary shares include certain options to purchase Orange shares (see applicable conditions below).

Orange liquidity contract

At the conclusion of the public tender offer, followed by a compulsory purchase of the outstanding shares in Orange, France Telecom announced that it will offer Orange stock option holders and holders of Orange shares obtained upon exercise of stock options the possibility of entering into a liquidity contract through August 13, 2004.

Orange shares covered by the liquidity contract would be automatically transferred to France Telecom either upon exercise by the participants of the relevant options or at the end of the non-transferability period.

The signatories to the liquidity contract agree not to exercise their options before the end of any applicable tax or social security holding period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares would be exchanged based on the exchange ratio applicable in the tender offer adjusted, where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom as described in the liquidity contract, and consistent with usual practices and within the limits of relevant laws and regulations. This ratio is 0.445 France Telecom shares for each Orange share as of June 30, 2004.

In accordance with accounting rules, the Orange stock options covered by the liquidity contract must be treated as options to purchase or subscribe for France Telecom shares and be considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares (October 7, 2003), provided that their exercise price divided by 0.44 does not exceed the market price of France Telecom shares at June 30, 2004.

In consideration for the Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares, (ii) a cash payment equal to the value of the number of France Telecom shares corresponding to the exchange ratio, as such value shall be determined by reference to an average market price of France Telecom shares over the 20 trading days preceding the implementation of the transfer of the Orange shares, pursuant to the terms of the liquidity contract, or (iii) a combination of shares and cash.

Based on the exchange ratio and taking into consideration the number of options issued by Orange, France Telecom can issue no more than 48.1 million new or existing shares related to this commitment.

Distributions

The general shareholders’ meeting held on April 9, 2004 approved the distribution of €0.25 for each France Telecom share in existence as of the date of the general shareholders’ meeting as well as for each share that will be issued in connection with the public offer in exchange for shares of Wanadoo. The cash payment was made on May 7, 2004.

First application of new accounting rules

The application of the recommendations of CNC 03-R-01 relating to employee benefits caused France Telecom to re-qualify the early retirement plan as retirement indemnities. The impact of the change was a decrease in reserves as of January 1, 2004 in the amount of €500 million (€323 million net of income taxes) (see note 1).

The consolidation of the vehicles used in the context of accounts receivable securitization programs and Tele Invest and Tele Invest II (see notes 1 and 2) has impacted group reserves as of January 1, 2004:

■	€11 million relating to vehicles used in the context of the accounts receivable securitization programs of FT S.A. and Orange (see note 1),

■	(€ 66 million) related to Tele Invest and Tele Invest II corresponding primarily to (i) (€524 million) of cumulative financial charges borne by Tele Invest and Tele Invest II as of January 1, 2004, (ii) (€130 million) of goodwill amortization related to TP SA, (iii) (€269 million) of cumulative foreign currency translation adjustments as of January 1, 2004, and (iv) €870 million related to the release of the provision on the Kulczyk put that covered these impacts (see note 9).

Foreign currency translation adjustment

As of June 30, 2004, the exchange rate movement of €1,847 million relates mainly to Orange PCS for €1,236 million and Orange PLC for €405 million. As it relates to the change in cumulative translation adjustments of €1,847 million, €1,214 million relates to goodwill, including €1,013 million related to Orange PCS.

Shareholders’ equity in the parent company accounts of France Telecom S.A.

At June 30, 2004, the shareholders’ equity in the parent company accounts of France Telecom S.A. amounted to €26.1 billion after considering the profit for the six months ended June 30, 2004 of €2.2 billion.

NOTE 12 - CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

Contractual obligations and off-balance sheet commitments described as of December 31, 2003 have not evolved significantly during the first six months of 2004 except for the commitments described below:

■	Commitments related to network construction and operation

In accordance with agreements referred to as “départements innovants” signed with some local administrative authorities, France Telecom is committed to enhancing the high-speed access coverage and to contributing to the development of innovations used in selected French administrative departments. Although these agreements do not include a specified level of capital expenditure, compliance with these agreements will require significant investments in future years as part of the deployment of the high-speed network which is currently underway.

■	Commitment related to Orange network coverage in low population areas

On July 15, 2003, Orange and the two other mobile phone operators in France signed a National Agreement (Convention Nationale) with the French government, the association of the French mayors, the French administrative departments and the French telecommunications regulation authorities (Autorité de régulation des télécommunications or “ART”) under which they undertook to provide network coverage to certain low population zones, called “white zones.” This agreement provided for a second deployment phase concerning approximately 1,000 additional sites between 2005 and 2007. The economic terms and conditions of this second phase were disclosed in a letter sent on March 25, 2004 by the French Telecommunications Minister to Orange France S.A as part of the GSM license renewal process (see below) and were confirmed in an amendment to the initial Convention Nationale signed on July 13, 2004. The French operators will assume the total cost of the second deployment phase and the amount of capital expenditures, which is expected to be borne by each of the three French mobile operators, is currently estimated to be between €55 million and €70 million. The total commitment related to providing network coverage in the “white zones” in France is estimated to be between €90 million and €120 million for both deployment phases.

■	Commitment related to the future renewal of the GSM license in France

On March 25, 2004, Orange France S.A. received a letter from the French Minister of Telecommunications that outlined the principal economic terms and conditions for the renewal of the GSM license from March 26, 2006, the license renewal date. According to the terms of the renewal, Orange France S.A. will have to pay a fixed annual fee of €25 million plus a variable fee equal to 1% of the future GSM revenues of Orange France S.A. during a period of 15 years beginning on March 26, 2006. The economic terms and conditions of this GSM license renewal are currently under discussion with the ART and are expected to be finalized in 2005.

■	Guarantees given by Orange under the financial agreement with BITCO

In February 2002, Orange and one of its co-shareholders in BITCO, CP Group, entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002, i.e. €663 million as of June 30, 2004), granted to TA Orange Company Limited (a 99.86%-owned subsidiary of BITCO) (“TA Orange”) for an initial duration of 24 months, extended until September 29, 2004. Under this agreement, Orange and CP Group:

■	have agreed to inject cash into TA Orange, up to a maximum amount of $175 million, under limited circumstances (the main one being in the event of a cash shortfall in that company);

■	might incur additional funding commitments toward TA Orange in the event of changes in the regulatory environment prevailing in Thailand and if this were combined with a cash shortfall in TA Orange. Such additional funding commitments would represent the incremental costs that may be incurred by TA Orange as a result of such regulatory changes, over and above the regulatory costs already estimated as agreed with the lenders. The Thai authorities have expressed their intention to establish a competitive regime for the telecommunications industry; however, uncertainties relating to the timing, nature and economic impact on TA Orange of such changes currently exist;

■	have committed to procure that TA Orange continues to operate and maintain its network, develop its business and its retail activities in a commercially prudent manner and not abandon the project regardless of the nature of its entitlement to operate the network.

In addition, Orange must maintain control of WSB, a wholly owned subsidiary of Orange currently holding a 49% stake in BITCO, and WSB’s shareholding or voting rights in BITCO must always be, directly or indirectly, more than 40%.

On March 2, 2004, Orange entered into an agreement with its co-shareholders in BITCO, True Corporation Public Company Limited (formerly, Telecom Asia) and CP Group, to sell 39% of its shareholding in BITCO for a total amount of THB 1. As a result, Orange’s shareholding in BITCO will be 10% and Orange will have no further commitments to BITCO. The consummation of the transaction is conditioned upon the agreement of the third-party lenders in connection with the bridge loan facility and the refinancing of TA Orange without any commitments granted by Orange to the third-party lenders.

The definitive agreement between Orange, True and CP Group is expected to occur on September 29, 2004, at the latest (if not, the agreement will expire).

Following the consummation of this agreement, Orange will be released from all its existing commitments as part of the financial agreement with TA Orange (explained above) and the shareholders’ agreement in force will be replaced by a new shareholders’ agreement that will not provide for put or call options on shareholders’ shares.

After this transaction, Orange’s shareholdings in BITCO could be diluted, but not below 4%, in the event that Orange does not subscribe to a capital increase. Pursuant to the agreement, Orange could also be entitled to an upward revision of its sale price if True or CP Group sell some or all of their shares in BITCO or TA Orange.

True has agreed to make, on behalf of Orange, any necessary contributions to TA Orange that could become necessary prior to consummation of the transaction. However, if the transaction is not consummated, Orange will have to reimburse True for any cash advances made to TA Orange on behalf of Orange. Any such reimbursements would be deducted from the $175 million commitment.

The maturity date of TA Orange’s bridge loan facility, drawn down in the total available amount of €663 million as of June 30, 2004, was extended from March 15, 2004 to June 30, 2004. At this date, TA Orange received the consent of all third-party lenders following the request for an extension of the maturity date of the bridge loan to September 29, 2004. TA Orange has entered into negotiations with third-party lenders in order to substitute a long-term credit facility without Orange’s guarantee for the existing bridge loan facility.

If TA Orange was unable to secure a new long-term facility or sufficient alternative capital resources or loan facilities by the maturity date of the bridge loan, TA Orange would be subject to a cash shortfall that could trigger the sponsors’ commitment (on a joint and several basis) to inject cash in the company up to a maximum amount of $175 million (approximately €144 million). The other aspects of the sponsor support deed outlined above would continue to remain in effect.

In the event that Orange had to make new contributions in favor of TA Orange, Orange’s ability to recover such contributions would depend upon several conditions, notably, upon the ability to continue operations and, assuming continuation of operations, upon the commercial and financial achievements of TA Orange.

■	Liability guarantee expired during the six months ended June 30, 2004

The liability guarantee given to KPN Mobile International in connection with the sale of KPN Orange for a total amount of €399 million as of December 31, 2003 expired on February 6, 2004.

■	Commitments to acquire or sell securities

In addition to commitments with respect to the Orange liquidity contract (see note 11) and the squeeze out related to the outstanding shares in Wanadoo (see note 2), the commitments to purchase or sell securities that fluctuated significantly during the six months ended June 30, 2004 are as follows:

■	Wanadoo stock options

Subject to approval at the general shareholders’ meeting, France Telecom announced that it would offer to Wanadoo stock option holders who did not exercise their options in connection with the tender offer, options to purchase or subscribe to France Telecom shares based on a ratio of 18 Wanadoo shares for 7 France Telecom shares. As of July 22, 2004, 27,382,050 stock options issued by Wanadoo remained outstanding and were not exercised. Based on the ratio described above, this commitment would represent either approximately 10,648,575 France Telecom options to purchase France Telecom shares or subscribe an equivalent number of options to France Telecom’s shares.

■	Commitment to acquire TP SA shares

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding has held 47.5% of TP SA since October 31, 2001. The Polish government has agreed that if it sells its TP SA shares as part of a public offer, it will grant a priority right of purchase to the consortium in relation to 10% of TP SA’s capital. At June 30, 2004, the Polish government’s direct stake in TP SA was less than 4%.

In addition, the shareholders’ agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares:

(i)	France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding.

(ii)	France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA (held through Tele Invest) and its additional investment of 3.57% (held through Tele Invest II) after July 7, 2006 at a price equal to the higher of (a) their acquisition cost plus 15% per year of non-capitalized interest, (b) the market value of the shares and (c) the total amount due to the lending banks at the date the call option is exercised. This call option can be exercised by France Telecom earlier than July 7, 2006 in the event of change of control of Kulczyk Holding or a violation of Kulczyk Holding’s obligations pursuant to its agreements with France Telecom. In that case, the exercise price would be equal to the total amount due to the lending banks at the date the call option is exercised.

(iii)	Kulczyk Holding has a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its additional investment of 3.57% until January 2007 at a price equal to the acquisition cost plus accrued interest less dividends paid. In addition, under certain conditions (the insolvency of Kulczyk Holding or default on certain of its financial commitments, failure by France Telecom to respect certain financial ratios – see note 8), the banks that financed the purchase of TP SA shares by Tele Invest and Tele Invest II – 100% subsidiaries of Kulczyk Holding – can also demand that France Telecom takes possession of all the shares that the banks hold as security (or their rights over these shares) at a price equal to the residual amount due under the credit agreement, plus interest. This commitment amounts to €2,210 million at June 30, 2004 (€2,155 million at December 31, 2003). The commitment has been recognized in the balance sheet since January 2004 (see note 8). At term, the commitment will amount to approximately €2.5 billion.

In the event of a violation of France Telecom’s obligations, Kulczyk Holding has a put option enabling it to sell to France Telecom its investments of 10% and 3.57% in TP SA at a price equal to the higher of (a) the acquisition cost plus 15% per year of non-capitalized interest plus a penalty of 10%, (b) 110% of the market value of the shares and (c) the total amount due to the lending banks under the credit agreement at the date the option is exercised. For example, the exercise price of the put option as of December 31, 2004 would amount to €2.9 billion. In July 2004, an agreement was signed between France Telecom and Kulczyk Holding (see note 14).

France Telecom recorded a provision for the difference between the commitment and the value in use of the TP SA shares to be received amounting to €870 million as of December 31, 2003. Because Tele Invest and Tele Invest II are consolidated, this provision was reversed through shareholders’ equity at January 1, 2004 (see notes 1 and 9).

■	Commitment to finance the purchase of STMicroelectronics N.V.’s (“STM”) preference shares

On March 17, 2004, a new shareholders’ agreement was concluded between (i) the direct shareholders, Finmeccanica and FT1CI and (ii) the indirect shareholders, Areva and France Telecom (FT1CI shareholders), of STMicroelectronics Holding N.V (“STH”) in connection with their indirect shareholding in STM. Under this shareholders’ agreement, in the event that STH exercises its option to subscribe indirectly and under certain circumstances preference shares at their nominal value, enabling it to obtain the majority of the voting rights in STM after December 31, 2004, France Telecom undertook vis-a-vis FT1CI to finance the call option in proportion to its shareholding in STM, without taking into account the shares underlying the convertible bonds of STM. As of June 30, 2004, France Telecom indirectly owns 56 million shares of STM (approximately 6.1 % of the capital), including 26 million shares representing the shares underlying convertible bonds of STM. On that basis, the maximum amount of this commitment to acquire securities, which could occur from January 1, 2005 onward, amounts to approximately €80 million.

■	Consolidated assets not freely useable by the Group

■	Release of security over the Orange Group’s pledged assets

On February 4, 2004, security was released over certain fixed and current assets of Orange’s subsidiaries in the United Kingdom and Romania, with a net book value of €9.7 billion as of December 31, 2003.

■	Current assets pledged

Pursuant to the accounting treatment of the vehicles used in the context of accounts receivable securitization programs described in note 1, the amount of net receivables sold was €2,900 million as of June 30, 2004.

■	Tele Invest and Tele Invest II assets

Tele Invest and Tele Invest II, each owned by Kulczyk Holding, hold a 13.57% interest in TP SA. These entities have been consolidated by France Telecom since January 1, 2004 (see notes 1 and 2). The underlying shares are subject to commitments described above (see Commitment to acquire TP SA shares).

NOTE 13 - LITIGATION AND CLAIMS

The current note describes the legal and arbitration proceedings and administrative actions in which France Telecom is involved that have evolved since the publication of the Group’s consolidated financial statements as of December 31, 2003 and with respect to which France Telecom management believes that the probable outcome could reasonably have a significant effect on the Group’s consolidated results of operations, its activity or its consolidated financial condition. The impact on France Telecom’s income before income taxes for the six months ended June 30, 2004 due to the evolution of the litigation and claims described below amounted to (€90.3) million, including a provision reversal of €22 million in respect of provisions that were no longer necessary.

European Commission procedures and requests for information

■	On November 26, 1996, the AOST association (which includes British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Télécom and Scitor) made a claim to the European Commission alleging abuse of dominant position by France Telecom for its “modulance” offer. In response to a request from France Telecom, the European Commission informed the Group that the matter had been closed.

■	On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position. The complaint’s main allegations related to certain aspects of France Telecom’s pricing policy and, in particular, certain subscription packages. In response to a request from France Telecom, the European Commission informed the Group that the matter had been closed.

■	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to high-speed services in the European Union member states, the European Commission notified Wanadoo Interactive of claims against the company with respect to tariffs for the high-speed internet services Wanadoo ADSL and Pack X-Tense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position by applying a predatory pricing policy on the retail high-speed internet access market between March 2001 and October 2002. Wanadoo disagrees with this decision and filed an appeal for cancellation of the verdict with the Court of First Instance in Luxemburg. In addition, during the first half of 2004, the European Commission has approached France Telecom and Wanadoo to make an inquiry and verify the conformity of certain of Wanadoo’s tariffs in January and February 2004.

Competition court (“Conseil de la concurrence”) procedures

■	On November 29, 1999, 9Telecom filed a complaint with the Conseil de la concurrence requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French telecommunications regulation authorities (Autorité de régulation des télécommunications or “ART”) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeals in March 2001, the Conseil de la concurrence rejected this request for injunctions, but ordered France Telecom to propose to third party operators an ADSL access offer enabling them to compete effectively both in terms of the price and the nature of the services offered. Following a complaint by 9Telecom asking that France Telecom be fined for failure to apply the February 18, 2000 decision, in which the Conseil de la concurrence, on May 13, 2004, ordered France Telecom to pay a fine of €20 million. France Telecom has filed an appeal against this decision.

■	On June 25, 1999, the TENOR association of operators filed a complaint with the Conseil de la concurrence against France Telecom and Orange (considered as a sole company as defined by competition law), as well as Cegetel, SFR and Bouygues Telecom. TENOR accuses those companies of practices that distort competition on the business of fixed line calls toward mobile telephones offered to medium and large business clients, and especially of practices that hinder the rerouting of international calls or that offer business clients the installation of mobile boxes, which permit the transformation of fixed line calls towards mobile telephones in mobile-to-mobile calls without paying the related fee (terminaison d’appel mobile), and therefore are alleged to be lower than the related costs. At the conclusion of the investigation, the reporting judge from the Conseil de la concurrence notified France Telecom of complaints relating to its abuse of dominant position. France Telecom contests the result of the investigation carried out by the reporting judge of its dominant market position and its alleged abusive practices. The Conseil de la concurrence examined this matter on July 20, 2004 and will render its decision on October 14, 2004.

■	Following a complaint filed by Fonecta and Scoot, which are directory and telephone information companies, that France Telecom had not respected an injunction issued by the Paris Court of Appeals in July 1999 (in the Filetech case) whereby all users of directory data should be invoiced in a non-discriminatory and cost-based manner, the Conseil de la concurrence ordered, on September 12, 2003, France Telecom to pay a fine of €40 million. The Conseil considered that the prices that France Telecom amended in 1999 and 2002 were still not cost-based and that this prevented competition. France Telecom paid the fine in November 2003. On April 6, 2004, the Paris Court of Appeals rejected France Telecom’s appeal for cancellation filed against the decision of the Conseil de la concurrence. France Telecom decided not to appeal to a higher court.

■	In December 2003, Free and Iliad, then LD Com and Neuf Telecom, filed a complaint with the Conseil de la concurrence alleging that France Telecom abused its dominant position and seeking principally the temporary suspension of the marketing of offers of television service over telephone lines, which were launched by France Telecom and TPS. In a decision dated April 15, 2004, the Conseil de la concurrence ordered France Telecom to include information in every advertisement related to the technical conditions of the offer and to take measures to facilitate (via the unbundling) the establishment by other operators of similar offers. In addition, the Conseil ordered France Telecom to separately bill video content and ADSL-video services. In return, the Conseil de la concurrence refused to request the temporary suspension of the marketing of offers. This decision has been subject to several appeals lodged with the Paris Court of Appeals, which rejected requests for injunctions by the Conseil de la concurrence in a decision dated June 29, 2004.

■	On February 2, 2004, Wanadoo was served notice of a complaint filed by AOL with the Conseil de la concurrence related to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and AOL is requesting an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers as well as the related price promotions and advertising campaigns. In a decision dated May 11, 2004, the Conseil de la concurrence rejected the request for injunction. The schedule for the investigation of this matter is not yet fixed. In its decision, the Conseil de la concurrence stated that the sector has not suffered a serious or immediate impact from Wanadoo’s price offers. The decision also stated that Wanadoo’s new reduced-tariff offers, and other competitors’ offers marketed after the launch of Wanadoo’s new reduced tariff offers, allowed customers to access high-speed internet services at lower prices, which has contributed to the development of the internet in France. Although the outcome of the investigation cannot be determined, France Telecom considers that the requests are unfounded.

■	Orange is currently subject to competition inquiries in certain markets conducted by various competition authorities. The European Commission is carrying out an inquiry on the invoicing of roaming, which is mainly focused on the United Kingdom. However, the Commission has not yet launched any formal procedure and the inquiry’s timeline remains uncertain. In France, an inquiry was opened in February 2004, following a claim filed by “UFC – Que Choisir” against mobile phone operators for abuse of dominant position related to SMS services. Inquiries had already been carried out by the General Directorate for Competition, Consumption and Anti-Fraud Consumer Protection (Direction générale de la concurrence et de la répression des fraudes or “DGCCRF”) during the first half of 2003 following a claim filed by the “UFC – Que Choisir” related to the pricing structure on calls other than SMS, and by the Conseil de la concurrence for roaming fees on calls made from the French overseas territories. In Switzerland, the competition authorities (Commision de régulation) opened an inquiry into call termination charges. This inquiry was opened at the end of 2002 and its conclusions are expected between the end of 2004 and the beginning of 2005. The competition authorities have also opened a preliminary inquiry into termination charges for SMS/MMS. These proceedings are generally at a preliminary stage and thus France Telecom considers that no assurance can be given as to their outcome.

Civil Proceedings

■	On September 5, 2002, France Telecom was summoned before the Paris Commercial Court by Cegetel who accused the Group of having implemented an aggressive sales policy of “de-preselection” in order to ensure that its customers entrust all of their telephone traffic to France Telecom. Cegetel claimed €54 million in damages and interest. By way of a ruling dated January 15, 2003, the Paris Commercial Court rejected almost all of Cegetel’s claims. Cegetel has appealed against this ruling and has increased the valuation of its total loss to €61.7 million.

On January 7, 2003, France Telecom was summoned before the Paris Commercial Court by 9Telecom in relation to the same issue. 9Telecom claimed €36.7 million in damages and interest. The court reached a decision on June 18, 2003 and ordered France Telecom to cease “all canvassing of 9Telecom customers without mentioning the possibility of obtaining access to services of the historical operator through its prefix 8, non-compliance with which is subject to a €100 fine per breach.” France Telecom was also ordered to pay €7 million in damages and interest to 9Telecom and has lodged an appeal against this ruling.

Finally, France Telecom was summoned before the court by Tele2 in relation to the same issue on August 11, 2003. Tele2 claimed €75 million in damages and interest. In a ruling dated May 28, 2004, the Paris Commercial Court ordered France Telecom to pay €15 million in damages and interest to Tele2. The application of the temporary injunction has not been issued yet.

■	On March 15, 2004, France Telecom received a notice that Millenium GmbH – a company controlled by Mr. Schmid-Sindram – applied to the Kiel court to claim damages in its capacity as a former shareholder of MobilCom. The case is based on the German law relating to groups and alleged that France Telecom “dominated” MobilCom, without having formally signed a “domination agreement” and committed MobilCom to engagements, which caused it significant losses, without being indemnified. The claim alleged that losses resulted in particular from commitments of MobilCom in relation to UMTS, its resulting debt and its withdrawal from UMTS. Millenium GmbH asserts that, for the same reasons, France Telecom is responsible for the seizure of the MobilCom shares by Millenium GmbH’s creditors, due to the fall of the stock price. Accordingly, Millenium GmbH alleges to have suffered losses of €40 million (€50 per share held before they were seized). According to MobilCom, the €50 per share represents damages that should be paid by France Telecom.

In addition, on April 7, 2004, France Telecom was notified of the voluntary intervention of two of Mobilcom’s minority shareholders with respect to the Millenium GmbH claim before the Kiel court. The power to authorize or reject such intervention lies with the court.

Finally, on May 7, 2004, France Telecom received a notice that Mrs. Schmid-Sindram and Mr. Marek, in their capacity as shareholders of MobilCom, applied to the Flensburg Court for a claim against France Telecom based on the existence of a formal “domination agreement.” In a specific procedure of legal valuation of the share, as permitted by the German law, the plaintiffs claimed compensation for every MobilCom share held by the public, based on a price between €200 per share and €335 per share.

On May 19, 2004, the shareholders’ meeting rejected two draft resolutions, which consisted of (i) requesting an audit of the MC transaction agreement (“MC Settlement Agreement”) signed on November 20, 2002 between France Telecom and MobilCom and (ii) forcing MobilCom to file a claim against France Telecom, by alleging that France Telecom, as a “dominant” shareholder, compelled Mobilcom to sign the MC Settlement Agreement, which caused prejudice to MobilCom and resulted in Mobilcom suffering significant losses. Several minority shareholders have asked for the cancellation of this decision. Provided that, according to German law, a minimum percentage of the capital of MobilCom be represented, some minority shareholders may also file a claim in a German court so as to compel the implementation of the procedures mentioned above, which were rejected by the May 19, 2004 shareholders’ meeting.

France Telecom believes that these complaints are unfounded. Nevertheless, if a German court were to agree with these claims, in whole or in part, it could have a significant adverse effect on the financial condition and results of the Group.

■	At the end of January 2004, Nerim initiated proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abuse of dominant position. Nerim is claiming damages and interest of approximately €57 million. Although the outcome of this litigation cannot be determined with certainty at this stage, France Telecom believes that the claims are unfounded.

Administrative litigation

■	In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996 but considers that the action is unsubstantiated for the period prior to this date. France Telecom has already set up a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a judgment rendered on March 11, 2004, the Paris Administrative Court declared the claims of SNCF inadmissible considering that only the government enterprise Réseau Ferré de France, owner of the rights of the government railways domain (domaine public ferroviaire) since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The judgment of the Paris Administrative Court is being appealed by SNCF.

■	In April 2002, companies Scoot and Fonecta France requested that the French telecommunications regulation authorities (Autorité de régulation des télécommunications or “ART”) modify the national system of telephone numbers to ensure that the number “12” is no longer dedicated to telephone directories (telephone information) and to ensure that every telephone directory company, including France Telecom, is provided with an identical format (the 3BPQ standard). Following the implied rejections of their request by the ART, both companies submitted their request to the Conseil d’Etat in August and September 2002, respectively. On June 28, 2004, the Conseil d’Etat enjoined the ART to define, within six months, the terms and conditions of attributing telephone numbers under the same format to every operator providing telephone information, and to revise the dial in number plan, in order to have the number “12” no longer used for telephone information by any operator, subject to a transition period as necessary.

International arbitration

■	France Telecom owns 66.7% of FTML, a company formed in 1994, to operate a GSM mobile network in Lebanon in accordance with a Build, Operate and Transfer contract (“BOT”) granted by the Lebanese government in June 1994. A similar contract was also granted to a competitor company, Libancell.

On June 14, 2001, the Lebanese government terminated the BOT contracts with FTML and Libancell in advance of term. The termination took effect as of August 31, 2002. From that date, pursuant to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before that date, the Lebanese government had considered that the operators had not complied with certain clauses in their BOT contracts and had claimed compensation from each amounting to $300 million. FTML rejected these allegations in an arbitration proceeding at the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI applied for arbitration against the Lebanese government for illegal dispossession, without prompt and adequate indemnity and without fair and equitable treatment. This claim was heard in front of an ad hoc arbitration tribunal, constituted under the Franco-Lebanese convention for the encouragement and reciprocal protection of investments and in accordance with the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

On December 14, 2002, FTML and the Lebanese government signed a contract relating to the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003, with retroactive effect from August 31, 2002. The transfer contract provides that all claims by the parties – and not only those lodged with the ICC – will be submitted to and judged by the ad hoc arbitration tribunal already dealing with the claims of FTML and FTMI. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a “Network Custody and Operation” agreement under which FTML would operate the network on behalf of the State from September 1, 2002 to January 31, 2003. The contract was extended several times and was terminated as of March 31, 2004. At the same time in February 2004, the Lebanese government implemented a new process (after having cancelled the previous process) for the grant of two mobile phone licenses or for a contract to manage both existing telephone networks. Orange participated in that process. On April 8, 2004, the Lebanese government confirmed the results of the tender, at the end of which the networks currently managed by FTML and Libancell were committed, effective June 1, to a consortium led by Detecon/FAL Holding consortium and MTC, respectively.

As part of the arbitration procedure initiated under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments, and in accordance with UNCITRAL arbitration rules, FTML and FTMI valued their claims against the Lebanese government as of May 15, 2003 at approximately $952 million plus interest, under the assumption of a BOT contract termination on December 31, 2012, with the understanding that the arbitrators will make the final determination of the length of the extension of the BOT contract based on frequency pollution. In September 2003, the Lebanese government notified the parties that it was claiming approximately $1,445 million, including interest, for breach of the BOT contract.

During the hearings that took place between March 29, 2004 and April 8, 2004, the Lebanese government specified that this amount did not include the $300 million claimed under the recovery mandate (mandat de recouvrement) issued in April 2000. According to the Lebanese government, the arbitration tribunal was incompetent to judge the validity of the mandate. The arbitration result should be rendered by the end of 2004.

■	On April 27, 2004, in Denmark, a settlement agreement signed by the Orange A/S minority shareholders allowed, on one hand, the settlement of all claims filed with the Danish Court and the International Chamber of Commerce and, on the other hand, the contribution of the 32.77% holdings of minority interests to Orange, and the termination of the shareholders’ agreement and all related contracts. Under that agreement, Orange paid a total amount of €47.5 million (see also note 14).

■	In accordance with the terms of a settlement agreement signed on March 23, 2004 by 3G Infrastructure Services (“3Gis”) and its shareholders (including Orange Sverige AB and Orange S.A.), all outstanding litigation related to the construction, operation and maintenance of the UMTS network by 3Gis is definitively settled, including, in particular, the two arbitration proceedings before the Arbitration Institute of the Chamber of Commerce of Stockholm, which were initiated by Orange Sverige AB and 3Gis, respectively. In addition, according to the settlement agreement, all existing contracts related to 3Gis entered into between the parties have been terminated and Orange S.A. paid a total of 562.4 million Swedish Crowns (approximately €61.7 million). However, as the transfer of the Orange license to Svenska UMTS Licens II A.B. has not been approved by the Swedish regulator, an amount of 50 million Swedish Crowns (€5.5 million) will be reimbursed to Orange in accordance with the Settlement Agreement.

NOTE 14 - SUBSEQUENT EVENTS

In addition to events described elsewhere herein, the principal subsequent events occurring subsequent to the balance sheet date are the following:

Public tender offer and compulsory purchase of the outstanding shares of Wanadoo (see note 2)

The public tender offer was open for the period from July 12, 2004 through July 23, 2004 and was followed by the compulsory purchase of the outstanding shares, which occurred on July 26, 2004. 62,429,567 shares were acquired for aggregate consideration of approximately €553 million. As described in Avis No. 2004-2409, issued by Euronext Paris S.A. on July 9, 2004, the Wanadoo shares were de-listed from the Premier Marché of Euronext Paris on July 26, 2004.

Initial public offering of PagesJaunes

In accordance with the simplified mixed public tender and exchange offer (offre publique mixte) and the Note d’Opération, which received Visa No. 04-614 of the French stock exchange regulatory authority (AMF) on June 21, 2004, Wanadoo offered 88,000,000 existing ordinary shares (after exercise of the extension clause), representing 32.11% of the outstanding share capital of PagesJaunes. Upon exercise of the over-allotment option in full, the number of existing shares offered could increase to a maximum of 101,200,000 shares, representing 36.93% of the outstanding share capital of PagesJaunes. The initial offering price was €14.40 for institutional investors and €14.10 for individual investors. As a result of the offering, Wanadoo received €1.25 billion (before offering-related expenses and consideration of the over-allotment option) on July 13, 2004, the date on which the shares of PagesJaunes were delivered and the transaction was settled. The over-allotment option provided to the investment banks responsible for the offering is exercisable, in whole or in part, until August 6, 2004 and could result in additional proceeds of up to €200 million if exercised in full. The offer of new shares, concomitant to the offering and resulting in a capital increase reserved for employees, will amount to a maximum of 9,591,750 shares.

Equant CVR

A payment related to the Equant CVRs amounting to €2,015 million was made on July 8, 2004 (see note 9).

Orange Denmark

On July 7, 2004, Orange entered into an agreement with TeliaSonera concerning the sale of the Orange’s activities in Denmark for an enterprise value of €600 million. The purchase price is subject to adjustment based on the number of subscribers at the date the transaction is consummated. Subject to the contractual clause related to the adjustment of purchase price and the evolution of the indebtedness of Orange A/S through the date of consummation, the transaction will result in cash proceeds to the Group of approximately €600 million. The purchase price will be paid upon consummation of the transaction, which should occur prior to October 31, 2004, subject to receipt of the necessary regulatory approvals.

TP Group

On June 25, 2004, TP Group issued bonds amounting to €300 million. The bonds bear interest at a fixed rate (4.625% per annum) and are due in 2011. The aggregate proceeds from the transaction were received on July 5, 2004.

European Commission

On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure related to two matters. The first relates to the financial measures announced by the French State on December 4, 2002. On that date, the State announced in particular that it was prepared to anticipate its participation in France Telecom’s capital increase alongside private investors through a shareholder loan, which never occurred. The second relates to the French business (taxe professionnelle) special tax regime resulting from France Telecom’s historical legal status, which was established by the law of July 2, 1990 and was applied from 1991 through 2002.

On July 20, 2004, the European Commission announced that it has decided to consider the financial measures and special tax regime were incompatible with the European Community Treaty. The Commission did not demand the repayment of any state aid with respect to the financial measures but did order the French State to seek reimbursement from France Telecom of the state aid it received with respect to the special tax regime. Although the precise amount of the reimbursement has yet to be defined at this stage, it was estimated by the Commission to be between €800 million and €1.1 billion plus interest.

At July 26, 2004, France Telecom has not received any formal communication from the European Commission with respect to its decision. Without prejudice to any new element that could be raised in the future, France Telecom believes that:

■	As it relates to the financial measures, the participation of the French State, in its capacity as the majority shareholder of France Telecom, in the Group’s action plan is consistent with that of an informed private investor in a market economy and does not constitute state aid. The expert advice requested by France Telecom and provided by independent advisors supports this position.

■	As it relates to the special tax regime, this regime did not constitute State aid. On the contrary, the special tax regime put in place in July 1990 resulted globally in a massive overpayment of taxes by France Telecom, amounting to more than €1.7 billion.

Furthermore, even if the special tax regime included State aid, the special tax regime would be covered by the grace period of 10 years established by community law. Finally, the European Commission’s announcement is contradictory to the principle of legal security (sécurité juridique), which was recently reaffirmed by European case law.

Consequently, once it has received formal communication of the European Commission’s decisions, France Telecom will develop and, as necessary, will finalize its means of defense. France Telecom will refer the case to the Court of First Instance of Luxembourg to have the European Commission’s decisions repealed. While a final decision of the Court is pending, France Telecom will take appropriate action against any recovery measure taken pursuant to the decision announced by the European Commission.

In addition, through a communication from the French Ministry of the Economy, Finance and Industry dated July 20, 2004, the French government confirmed that it was contesting the existence of any element of State Aid and that it was equally “determined to use all possible avenues of recourse to enforce their rights before the European courts.”

Considering the above, France Telecom believes that the ruling of the European Commission constitutes a potential liability in the context of Article 212-4 of the French Plan Comptable Général.

Kulczyk Holding

France Telecom and Kulczyk Holding reached an agreement (protocole d’accord) with respect to the early exercise of the put options of Tele Invest and Tele Invest II, in accordance with their shareholders’ agreement.

This agreement will represent, for France Telecom, a cost of less than €40 million, net of income taxes. In addition, Kulczyk Holding will benefit from any increase in the value of the TP SA shares in excess of 56 PLN through July 6, 2004 up to a maximum possible amount of €110 million. Because of the early exercise of the put options, France Telecom will be in position to re-finance its current commitments on terms and conditions that are more favorable than the current terms and conditions.

This agreement will enable the transfer of the legal ownership of 13.57% of the capital of TP SA, which is currently held by Tele Invest and Tele Invest II, to France Telecom. The consolidation of this investment and the related debt (approximately € 2.2 billion) are already reflected in the June 30, 2004 financial statements of France Telecom (in accordance with new accounting rules applicable beginning January 1, 2004 - see note 1).

Since October 31, 2001, the consortium created by France Telecom and Kulczyk Holding has controlled 47.5% of the capital of TP SA. Following the exercise of the put option, France Telecom will control this 47.5% of TP SA directly.

The agreement (protocole d’accord) anticipates that the parties will negotiate in good faith to reach a final agreement prior to September 8, 2004, subject to the agreement receiving the approval of the Polish stock market regulator and the banks that financed the purchase of shares of TP SA by Tele Invest and Tele Invest II.

In addition, Kulczyk Holding and France Telecom will enter into a strategic partnership agreement covering various business activities.

NOTE 15 - SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present supplemental disclosures under US GAAP and SEC regulations applicable to France Telecom.

Convenience translation

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from the euro which was € 0.8211 for each U.S. dollar at June 30, 2004. This rate is the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the euro amounts could have been, or could be, converted to U.S. dollars at that rate on June 30, 2004 or at any other rate.

Computation of operating income before depreciation and amortization

Operating income before depreciation and amortization is computed as the sum of operating income before amortization and depreciation and impairment losses of long-lived assets, and before amortization of actuarial adjustments in the early retirement plan, previously included in “special items, net”. Operating income before depreciation and amortization is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or any other statement of income or cash flow statement data prepared in accordance with US GAAP, or a measure of profitability or liquidity. Operating income before depreciation and amortization may not be indicative of the historical operating results of France Telecom; nor is it meant to be predictive of potential results. Because all companies do not calculate operating income before depreciation and amortization identically, the presentation of operating income before depreciation and amortization contained in these financial statements of France Telecom may not be comparable to similarly entitled measures of other companies in accordance with US GAAP.

NOTE 15A - SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES AND FRANCE

The consolidated financial statements of France Telecom have been prepared in accordance with French accounting principles that differ in certain respects from generally accepted accounting principles in the United States. The most significant differences are generated by consolidation rules, the measurement of fair value, the measurement and impairment of goodwill, transfers of financial assets, and timing differences in the recognition of certain gains and losses. The principal differences between French GAAP and US GAAP as they relate to France Telecom are discussed in further detail below.

Stock-based compensation (A)

As discussed in Note 23 to the 2003 annual consolidated financial statements, certain France Telecom subsidiaries (Equant, Orange and Wanadoo) have various stock-based compensation plans. In accordance with French GAAP, France Telecom does not record any compensation charges when stock options are granted. If France Telecom’s subsidiaries issue new shares to satisfy the exercise of the options, then the difference between the par value and the exercise price is recorded as an adjustment to additional paid-in capital. If France Telecom’s subsidiaries repurchase shares on the open market or deliver shares held in treasury, then the difference between the repurchase price of the shares and the exercise price of the option is recorded as a compensation charge in the consolidated statement of operations.

Under US GAAP, France Telecom accounts for those stock-based compensation plans under the recognition and measurement provisions of SFAS 123, Accounting for Stock Based Compensation. For the six month periods ended June 30, 2004 and 2003, compensation expense for the Restricted Share Plan “RSP”, under which France Telecom has financed Orange SA shares and committed to make these available to key employees of Orange plc, totaled nil and € 18 million, respectively. As of June 30, 2004 the impact on shareholders’ equity under US GAAP for the compensation charge related to the RSP is nil.

The weighted-average fair values at date of grant for France Telecom’s parent company and subsidiaries common stock options granted during the six-month periods ended June 30, 2004 and 2003 were € 4.68 and € 3.42, respectively, and were estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were applied for 2004 and 2003, respectively: (i) expected volatility rates of 66.0%, and 52.8%, (ii) expected lives of 5.0 years in 2004 and 2003, (iii) expected dividend yields of 0% for 2004 and 2003, and (iv) weighted-average risk-free interest rates of 4.18% and 3.03% for 2004 and 2003, respectively.

Orange liquidity contracts

As discussed in Note 11 to these interim consolidated financial statements, France Telecom offered liquidity contracts that allow certain Orange option holders to exchange their options for shares in France Telecom upon exercise of such options. Under French GAAP, no compensation expense was recognized in conjunction with this agreement.

Under U.S. GAAP, the offer to exchange the options is treated as a modification of the original stock option award. This modification resulted in the recognition of additional compensation cost for the incremental value of the new award over the old award at the modification date. For non-vested Orange options at the date of modification, the related additional compensation expense totaling € 3 million will be amortized over the remaining service period. For the six month period ended June 30, 2004 this expense totaled approximately € 1 million. For fully-vested Orange options, the aggregate incremental fair value of € 1 million was recognized immediately as compensation expense as of December 31, 2003.

Wanadoo liquidity measurements

As discussed in Note 12 to these interim consolidated financial statements, France Telecom intends to offer liquidity measurements that allow Wanadoo option holders to exchange their options for shares in France Telecom. Under French GAAP, no compensation expense was recognized in conjunction with this offer.

Under US GAAP, the offer to exchange the Wanadoo options is treated as a modification of the original stock option award, due to the formality of the approval process. This modification resulted in the recognition of additional compensation cost for the incremental value of the new award over the old award at the modification date. For non-vested Wanadoo options at the date of modification, the additional compensation expense totaling approximately € 1 million will be amortized over the remaining service period. For fully-vested Wanadoo options, the aggregate incremental fair value of approximately € 2 million was recognized immediately as expense.

Cash settled plans

During the six-month period ended June 30, 2004, France Telecom announced that it had entered into a liquidity contract with holders of Orange SA’s stock options and planned to enter into a similar arrangement with holders of Wanadoo SA’s stock options. Beginning March 9, 2004, the date France Telecom decided to purchase Wanadoo’s minority interest, France Telecom was not in a position to settle the Orange and Wanadoo liquidity commitment towards Orange and Wanadoo options’ holders other than by cash settlement. As of June 30, 2004, France Telecom is still in that situation and therefore determined the option plans should be treated as cash settled plans as of June 30, 2004. Accordingly, under US GAAP, €119 million has been reclassified from equity to liabilities regarding these potential obligations.

Stock subscription plan

As discussed in Note 25 to the 2003 annual consolidated financial statements, France Telecom effected a stock subscription plan in March of 2003 which was made available to all eligible employees of France Telecom. Due to the preferential terms of the plan in the form of a discounted exercise price relative to the market price at the date of grant, along with the offering of an additional free share of France Telecom stock for every three shares purchased, the plan is considered compensatory under U.S. GAAP. Therefore, France Telecom recognized € 60 million as of December 31, 2003 in compensation expense based on the fair value of the shares subscribed. All such compensation expense was recognized immediately upon the date of grant in June 2003. Under French GAAP, no compensation expense or receivable from shareholders was recognized in conjunction with the stock subscription plan. The capital increase was recognized when the shares were issued.

Business combinations

The following describes the differences between French and US GAAP in relation to business combinations.

The accounting for goodwill differs from French to US GAAP for various reasons which include but are not limited to the following: (i) a different measurement date used in valuing the securities issued in purchase transactions: typically under US GAAP the date of the signed agreement, or public announcement, and under French GAAP the date of the closing, (ii) the recognition in purchase accounting under US GAAP of deferred tax liabilities in connection with certain intangible assets such as brand names, trademarks or customers lists, which increases the amount of goodwill under US GAAP, (iii) the inclusion of certain put and call arrangements considered as contingent consideration under French GAAP and recorded as an additional component of purchase price consideration under US GAAP, (iv) the amortization of goodwill which is required under French GAAP but ceased under US GAAP upon adoption of SFAS 142 Goodwill and Other Intangible Assets, and (v) the timing and measurement of goodwill impairment and (vi) the accounting for acquired minority interests of consolidated subsidiaries.

France Telecom adopted SFAS 141 Business Combinations which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001.

Acquisition of Orange SA minority interest (B)

In October 2003, following a public exchange offer, France Telecom acquired a majority of the remaining Orange SA (“Orange”) shares not already held by France Telecom. Under French GAAP the fair value of the France Telecom shares exchanged as consideration, totaling € 5.7 billion, for the remaining Orange shares was determined based on the quoted market price of the France Telecom shares on October 16, 2003, the date on which the French Financial Markets Council published the results of the exchange offer. Under US GAAP, the fair value of the France Telecom shares was determined based on the average quoted market price of France Telecom shares for a period three days prior to, and three days subsequent to, the date the acquisition was announced. As a result, under US GAAP, the fair value of the France Telecom common shares exchanged as part of the purchase consideration totaled € 5.9 billion.

As discussed in Note 2 to these interim consolidated financial statements, following the decision of the Paris Court of Appeals to reject the claims of certain minority shareholders, France Telecom finalized the compulsory purchase of the minority shareholders in Orange on April 23, 2004 in accordance with the conditions initially anticipated. The number of Orange shares definitively acquired by France Telecom through the compulsory purchase and liquidity contract through June 30, 2004 was 49,737,733 (for a consideration of €458 million), increasing France Telecom’s ownership in Orange to 100%.

Under French GAAP, the acquisition of the remaining Orange shares is not accounted for using the purchase method and the excess of the purchase price over the carrying value of the Orange minority interest is recognized as goodwill. Under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest in Orange to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. In addition, France Telecom acquired the remaining Orange shares through a series of two purchases: the first being the exchange offer that closed on October 24, 2003 and the second being the cash tender offer closed on April 23, 2004.

Under US GAAP, a specific assessment of goodwill is required for each purchase transaction. However, due to the short period of time between the closing of the exchange offer and the closing of the compulsory purchase, the collective purchase of the Orange shares was considered as a single transaction for purposes of the allocation of the total purchase price to the assets acquired and liabilities assumed, including goodwill.

France Telecom incurred direct costs for outside consultants associated with the business combination, particularly with respect to the issuance of France Telecom shares. Under French GAAP, these fees are not expensed and are offset against additional paid in capital.

Under US GAAP, these fees are considered part of the cost of the business combination. Accordingly, approximately € 33 million of these fees were reclassified from equity and recognized as goodwill.

France Telecom is in the process of determining the fair value of the assets acquired and liabilities assumed, in accordance with SFAS 141. Due to the nature of the transaction and the complexity of valuation of certain identifiable intangible assets, the purchase price allocation has not been finalized.

Acquisition of Wanadoo SA minority interest (B)

As discussed in Note 2 to these interim consolidated Financial Statements, following a public tender and exchange offer, France Telecom acquired a majority of the remaining Wanadoo SA (“Wanadoo”) shares not already held by France Telecom. France Telecom exchanged 64,796,795 shares of France Telecom and € 1.8 billion in cash through the public tender and exchange offer. Under French GAAP the fair value of the France Telecom shares exchanged as consideration, totaling € 1.3 billion, for the remaining Wanadoo shares was determined based on the quoted market price of the France Telecom shares on April 28, 2004, the date on which the French Financial Markets Council published the results of the exchange offer. Under US GAAP, the fair value of the France Telecom shares was determined based on the average quoted market price of France Telecom shares for a period of three days prior to, and three days subsequent to, the date the acquisition of the remaining Wanadoo shares was announced. As a result, under US GAAP, the fair value of the France Telecom common shares exchanged as part of the purchase consideration totaled € 1.4 billion.

On June 29, 2004, France Telecom filed a draft public tender offer followed by a compulsory purchase (offre publique de retrait suivie d’un retrait obligatoire) related to outstanding Wanadoo shares at a price of €8.86 per share (dividend attached).

Under French GAAP, the acquisition of the remaining Wanadoo shares is not accounted for using the purchase method and the excess of the purchase price over the carrying value of the Wanadoo minority interest is recognized as goodwill. Under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest in Wanadoo to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

As described above, under US GAAP, a specific assessment of goodwill is required for each purchase transaction. However, due to the short period of time between the closing of the exchange offer and the scheduled closing of the cash tender offer and compulsory purchase, the collective purchase of the Wanadoo shares will be considered as a single transaction for purposes of the allocation of the total purchase price to the assets acquired and liabilities assumed, including goodwill.

France Telecom incurred direct costs for outside consultants associated with the business combination, particularly with respect to the issuance of France Telecom shares. Under French GAAP 55% of these costs were considered part of the cost of the business combination, and 45% of the fees were offset against additional paid in capital.

Under US GAAP, these fees are considered part of the cost of the business combination. Accordingly, the 45% of fees which were offset against additional paid in capital under French GAAP were reclassified from equity and recognized as goodwill.

France Telecom is in the process of determining the fair value of the assets acquired and liabilities assumed, in accordance with SFAS 141. Due to the timing of the acquisition, the purchase price allocation has not been finalized. In addition, the purchase price allocation will also be used to allocate the resulting goodwill between the two Wanadoo reporting units expected to benefit from the acquisition.

The following table reflects the unaudited pro-forma results of France Telecom as if the acquisition of both of the remaining Orange shares and Wanadoo shares had taken place at the beginning of the periods ended June 30, 2004 and 2003 (under French GAAP).

	2004	2003
(million of euros, except per share data)

Pro forma operating income	5,273	4,645

Pro forma net income	1,067	2,758

Pro forma earnings per share – Basic	0.44	1.65

Pro forma earnings per share – Diluted	0.44	1.57

Accounting for goodwill—non amortization and impairment (B)

Effective January 1, 2002, France Telecom adopted SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, and requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Amortization periods for intangible assets with finite lives are no longer limited to 40 years. Our trade names are considered as indefinite-lived assets, as defined in SFAS 142, and therefore are not subject to amortization beginning in January 2002. Additionally, changes in the useful lives of intangible assets with finite lives as well as reclassifications from or to goodwill, combined with the effect of stopping amortization of goodwill as of the date of adoption, resulted in an approximate impact on income from operations of € 1 billion for the periods ended June 30, 2004 and 2003 (€ 0.9 billion relating to goodwill and € 0.1 billion relating to other intangibles, as of both June 30, 2004 and 2003) before tax, and before impairment of goodwill, for the six-month periods ended June 30, 2004 and 2003.

SFAS 142 requires that goodwill and intangible assets of consolidated entities with indefinite useful lives be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with indefinite lives are required to be tested for impairment by comparing the carrying value of the assets to their fair value. If the carrying value is determined to be in excess of fair value, the asset is considered impaired. Goodwill is tested using a prescribed two-step process following allocation of goodwill to France Telecom’s reporting units. The first step screens for potential impairment by comparing the carrying value of each reporting unit to its fair value. If the carrying value is determined to be in excess of the fair value, then a second step is performed to quantify the amount of goodwill impairment, if any. The second step is performed by estimating the fair values of the assets and liabilities of the reporting unit, including recognized and unrecognized intangible assets, to estimate the implied fair value of the reporting unit’s goodwill. To the extent that the carrying value of the reporting unit’s goodwill is in excess of the implied fair value, it is considered impaired.

France Telecom identified the following reporting units, which contain the most significant portions of the outstanding balance of goodwill: Orange, Equant, Wanadoo-Internet, and Wanadoo-Directories. For the purpose of performing its goodwill impairment testing under SFAS 142, France Telecom estimates fair value for Equant using the quoted market prices adjusted for an appropriate control premium. For Orange, Wanadoo-Internet and Wanadoo-Directories, the fair value is based on discounted cash-flows and market comparables. In preparation for the adoption of Statement 142, France Telecom had performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on those tests, no significant impairment was recorded at January 1, 2002 as a cumulative effect of change in accounting principle. Due to the decreasing trends in the reporting units’ stock prices in the first half of 2002, France Telecom performed interim goodwill impairment tests on the Orange and Equant reporting units as of June 30, 2002 and recognized significant goodwill impairment charges totaling €20.8 billion or €(16.41) loss per basic and diluted share, in connection with SFAS 142 due to the considerable decrease in the reporting units’ market values. There is no further requirement to perform the annual goodwill impairment test for the Equant reporting unit given that all its goodwill under US GAAP has been written-off.

At June 30, 2004 and 2003, France Telecom has reviewed its reporting units for impairment indicators for the following reporting units, which contain the most significant portions of the outstanding balance of goodwill: Orange, Wanadoo-Internet, and Wanadoo-Directories. Based on this review, no additional impairment testing was required to be performed as of June 30, 2004 or 2003. France Telecom is expecting to perform its annual impairment testing in the fourth quarter of the year ending December 31, 2004.

The application of SFAS 142, subsequent to its first application on January 1, 2002, has resulted in material differences between net income and shareholders’ deficit presented under US GAAP and those presented under French GAAP, according to which France Telecom’s individual and consolidated accounts are prepared as required by French law.

Under French GAAP, and as discussed in Note 8 to the 2003 annual consolidated financial statements, France Telecom recorded goodwill impairment charges totaling approximately € 0.9 billion relating to Orange Communications SA which is part of the Orange reporting unit as of December 31, 2002. Given that under US GAAP, the Orange reporting unit goodwill is reviewed for impairment under SFAS 142 which resulted in a € 19.7 billion impairment charge recorded during the first half of 2002, France Telecom reversed, for reconciliation purposes to US GAAP, the € 0.9 billion goodwill impairment charge recorded under French GAAP as of December 31, 2002.

Under French and US GAAP, also as discussed in Note 8 to the 2003 annual consolidated financial statements, France Telecom recorded goodwill impairment charges totaling approximately € 0.1 billion relating to its investment in JTC-Jordan as of December 31, 2002.

Under French and US GAAP, also as discussed in Note 8 to the 2003 annual consolidated financial statements, France Telecom recorded goodwill impairment charges totaling approximately €0.2 billion relating to its investment in Mauritius Telecom as of December 31, 2003. That impairment is reflected in the “Impairment losses” line item in the goodwill table below under the column “Other”.

At December 31, 2003, under French GAAP, as discussed in Note 8 to the 2003 annual consolidated financial statements, France Telecom also recorded goodwill impairment charges totaling approximately € 0.4 billion and € 0.2 billion respectively for Freeserve and QDQ Media. These last two entities belong to the Wanadoo-Internet and Wanadoo-Directories reporting units, respectively, for which step one of goodwill impairment was performed in November 2003 and did not indicate any impairment. Consequently, at December 31, 2003 and for reconciliation purposes to US GAAP, France Telecom reversed the impairment charges (including related tax effects) related to Freeserve and QDQ Media, which were recorded under French GAAP.

As discussed in Note 7 to these interim consolidated financial statements, for the period ended June 30, 2004 France Telecom recorded a provision under French GAAP of € 519 million relating to the impairment of Equant goodwill. Consequently, at June 30, 2004, and for reconciliation purposes to US GAAP, France Telecom reversed the impairment charge as the Equant goodwill has already been fully written-off under US GAAP.

The carrying values of goodwill under US GAAP for the reporting units noted above are as follows:

(in billions of euros)	Orange	Equant	Wanadoo- Internet	Wanadoo- Directories	Other	Total
Balance as of January 1, 2003	8.3	—	2.9	0.6	0.5	12.3

Goodwill acquired during the period	1.0	—	—	—	—	1.0

Impairment losses	—	—	—	—	(0.2)	(0.2)

Currency translation effect on goodwill(1)	(0.7)	—	(0.2)	—	—	(0.9)

Balance as of December 31, 2003	8.6	—	2.7	0.6	0.3	12.2

Goodwill acquired during the period(2)	0.3	—	—	—	2.1	2.4

Currency translation effect on goodwill(1)	0.4	—	0.0	—	—	0.4

Balance as of June 30, 2004	9.3	—	2.7	0.6	2.4	15.0

(1)	The above goodwill amounts relating to non-euro operations reflect the translation to the euro.

(2)	Mainly composed of € 1.9 billion of goodwill acquired in 2004 currently shown in the Other reporting unit relates to the Wanadoo-Internet and Wanadoo-Directories reporting units and will be allocated to those reporting units once the SFAS 141 purchase price allocation is completed for Wanadoo SA.

Amortization of intangible assets (C)

Under French GAAP, certain acquired intangible assets such as brand names, trademarks and customer relationships are not amortized.

As mentioned above, under US GAAP, brand names and trademarks with indefinite lives are no longer amortized, beginning on January 1, 2002. The major intangible assets held and amortized are customer relationships (average life of 5 years) and licenses. Licenses currently in use are amortized over an average life of 15 years, whereas licenses related to networks that are under development are not currently amortized. As discussed in Note 3 to these interim consolidated financial statements, the Orange UK and Orange France UMTS licenses have been amortized since March 1, 2004 and April 1, 2004, respectively.

The aggregate intangible assets amortization expense for the six-month periods ended June 30, 2004 and 2003 were € 468 million and € 400 million, respectively.

The estimated intangible assets amortization expense for each of the following 5 years is presented below:

Estimated Annual Amortization Expense:	(€ in millions)
Period from July 1, 2004 to June 30, 2005	1,009

Period from July 1, 2005 to June 30, 2006	701

Period from July 1, 2006 to June 30, 2007	655

Period from July 1, 2007 to June 30, 2008	630

Period from July 1, 2008 to June 30, 2009	628

Excluded from the estimated amortization expense table above, is the future amortization of certain UMTS licenses currently being prepared for use. The carrying amount of these UMTS licenses under development totaled € 0.6 billion as of June 30, 2004. These licenses have an estimated remaining useful life of between 11 and 18 years as of June 30, 2004, depending on when the licenses expire. The table below summarizes the estimated annual amortization expense for each of the next five years, based on presently anticipated dates for putting the UMTS licenses in use, as of June 30, 2004.

Estimated Amortization Expense:	(€ in millions)
2004	3

2005	38

2006	46

2007	46

2008	46

Step acquisitions of equity method investees (D)

Under French GAAP, an additional interest in an equity method investment triggers a revaluation of the historical investment prior to the acquisition of this additional interest on the basis of the fair value of the net assets of the equity investee at the time the additional interest is acquired. This revaluation is recorded through equity.

Under US GAAP, the interest’s historical carrying value prior to the acquisition of the additional interest remains unchanged.

Adjustment on Orange plc acquisition cost (E)

Under French GAAP, the settlement of the put and call arrangement with Vodaphone on February 28, 2001, has been reflected as contingent consideration and the purchase price of Orange plc has been reduced accordingly.

Under US GAAP, the settlement of the put and call arrangement is considered as an equity transaction and accordingly, there is no subsequent adjustment to the purchase price of Orange plc.

Acquisition of Freeserve (F)

Under French GAAP, the value of the Wanadoo shares issued to Freeserve’s shareholders was derived from the weighted average price of Wanadoo shares during the exchange period, which occurred in February 2001.

Under US GAAP, the first date on which the number of Freeserve shares becomes fixed without subsequent revision is the measurement date. Since the ratio of exchange was fixed at the date the agreement was signed (December 6, 2000), a period of several days before and after such agreement was signed was used to measure the value of the Freeserve shares. Consequently under US GAAP, the resulting cost of acquisition, goodwill, and gain from the sale of the newly issued Wanadoo shares were higher as compared to French GAAP.

Equant – Contingent Value Rights (“CVR”) and impairment of long-lived assets (G)

Accounting for CVR

Under French GAAP, in the determination of the purchase price, no value is ascribed to the CVR until the CVR is eventually paid. However, given movements in CVR market values in 2001 and early 2002, France Telecom considered that the probable payment of the CVR would not be recoverable based on the value in use of the Equant investment as derived from its business plan and consequently recorded a provision of € 2,077 million at December 31, 2001, representing the maximum payment to be made by France Telecom at maturity. As discussed in Notes 9 and 14 of these interim consolidated financial statements, the contingent value rights payment was made on July 8, 2004 for € 2,015 million.

Under US GAAP, the value ascribed to the CVR is part of the purchase consideration and was determined at the date the agreement was signed (November 19, 2000) using an option-pricing model. Any subsequent changes to the value of the CVR are reflected in earnings. France Telecom reversed the provision noted above under French GAAP since the CVR’s changes in value since November 19, 2000 have been reflected in earnings. Additional charges of € 28 million and € 134 million related to changes in the value of the CVR were recorded during the six-month periods ended June 30, 2004 and 2003, respectively.

Accounting for long-lived assets

Under French GAAP, and as discussed in Note 8 to the 2003 annual consolidated financial statements, France Telecom recorded impairment charges as of December 31, 2002 for the write-down of goodwill and other long-lived assets totaling € 4,244 million relating to its investment in Equant. Also, as discussed in Note 7 of these interim consolidated financial statements, additional impairment charges for the write-down of goodwill and other long-lived assets were recorded under French GAAP totaling € 519. Given that under US GAAP, Equant’s long-lived assets and goodwill had been written off in 2001, for reconciliation purposes to US GAAP, France Telecom reversed the € 519 million impairment charge recorded under French GAAP. The Equant goodwill balance is nil under both French GAAP and US GAAP as of June 30, 2004.

Financial instruments

Derivative Instruments and Hedging Activities (H)

The French GAAP accounting for derivative and hedging instruments is disclosed in Note 2 of the 2003 annual consolidated financial statements.

Under US GAAP, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in the income statements when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

For the six months ended June 30, 2003, France Telecom recorded a profit before tax of €27 million (€19 million after tax) pursuant to the provisions of SFAS 133, which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of accounting for certain embedded derivatives under SFAS 133.

For the six months ended June 30, 2004, France Telecom recorded a loss before tax of €24 million (€12 million after tax) pursuant to the provisions of SFAS 133, which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of accounting for certain embedded derivatives under SFAS 133.

For the six month periods ended June 30, 2003 and June 30, 2004, France Telecom recorded an increase in OCI of €39 million (€26 million after tax), and an decrease in OCI of €5 million (€3 million after tax), respectively, comprised of changes in fair values of instruments designated as cash flow hedges and the impact of reallocating certain foreign currency hedges.

For the year ended December 31, 2003, France Telecom recorded a increase in OCI of € 66 million (€44 million after tax), comprising of changes in fair values of instruments designated as cash flow hedges.

As of December 31, 2003 and June 30, 2004, total accumulated OCI comprising of accumulated losses before tax relating to derivative instruments and hedging activities amounted to €74 million and €79 million, respectively (€49 million and €52 million accumulated losses after tax, respectively). France Telecom estimates that €17 million of net derivative losses included in OCI as of June 30, 2004 will be reclassified into earnings within the next twelve months.

As of December 31, 2003 and June 30, 2004, derivative instruments recorded as assets at fair value totaled €224 million and €173 million, respectively, while derivative instruments recorded as liabilities at fair value totaled €1,481 million and €1,402 million, respectively.

Valuation of marketable securities and investment securities (I)

In accordance with French GAAP, France Telecom’s policy is to value marketable securities, on a portfolio basis, at the lower of aggregated cost and market value. Investment securities are stated at cost and an allowance is recorded when recoverable value, based upon management’s analysis of the specific nature of each investment, appears to be permanently less than carrying value. Allowances can be subsequently reversed if the value in use of the investment increases. Unrealized gains on marketable securities and investment securities are not recognized.

Under US GAAP (SFAS 115), marketable securities and investment securities are divided into three categories: trading (used as part of a company’s cash management activities), held-to-maturity (company has positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). Substantially all of France Telecom’s investments in marketable securities are classified as available-for-sale whereby unrealized gains and losses are excluded from earnings and reported as a component of shareholders’ equity (other comprehensive income). Unrealized losses that are determined to be other than temporary are charged to income and cannot be reversed until the security is disposed of. The remainder of France Telecom’s marketable securities belong to the first category, trading securities, which are recorded at market value, and adjustments to market value are recorded immediately in earnings. Valuations for publicly traded marketable securities and investment securities must be conducted by comparison with the market value as of the reporting period end. France Telecom has no held-to-maturity securities.

Investment in Wind Infostrada (J)

As discussed in Notes 6 and 11 to the 2003 annual consolidated financial statements, a provision of € 1,324 million relating to France Telecom’s investment in Wind Infostrada was recorded in income under French GAAP as of December 31, 2002. Under US GAAP given that the carrying value of the investment in Wind Infostrada was higher than under French GAAP, an additional € 61 million impairment charge was recorded for US GAAP purposes.

As of December 31, 2003, a reversal of provision of € 270 million relating to its investment in Wind Infostrada was recorded through income under French GAAP. Under US GAAP, this reversal of provision was decreased by € 26 million.

As described in Note 3 to the 2003 annual consolidated financial statements, France Telecom’s investment in Wind Infostrada was sold as of July 1, 2003. Given that the carrying value of Wind Infostrada was adjusted under US GAAP to the one calculated for French GAAP purposes, there is no further difference between French and US GAAP regarding the net financial impact of the sale of this investment.

Transfers of financial assets (K)

Sale of carryback

Under French GAAP, France Telecom sold its 2000 and 2001 anticipated carry back receivables to a bank. This transaction was recognized as a transfer of financial asset.

Under US GAAP, such transaction does not meet all the requirements for a transfer of financial asset and was accounted for as a secured borrowing.

Defeasance of finance leases

Under French GAAP, deposits and lease obligations recognized under the defeased leases entered into by Orange in 1995, 1996 and 1999 have been netted.

Under US GAAP, such deposits and lease obligations are shown as individual assets and liabilities on the consolidated balance sheet.

Sale of future receivables from the French State

Under French GAAP, the compensation that France Telecom is entitled to receive as consideration for supplying services to the French State has been sold to a bank and an accrued liability reflecting future services was recognized. On December 31, 2002, as described in Note 2 of the 2003 annual consolidated financial statements, this transaction has been accounted for as a secured borrowing.

Under US GAAP, this transaction does not qualify as a sale of future revenues and accordingly is accounted for as a secured borrowing for all periods presented.

Accounts receivable securitization programs

As discussed in Note 1 to these interim consolidated financial statements, due to a change in French GAAP accounting regulations, France Telecom was required to fully consolidate the vehicles used in the context of accounts receivable securitization programs, resulting in an increase of € 11 million in shareholders equity under French GAAP as of June 30, 2004.

Under US GAAP, these accounts receivable securitization programs meet the requirements for a transfer of financial assets, and as such are derecognized from the balance sheet.

Sale and leaseback of real estate (L)

Under French GAAP, as discussed in Note 10 to the 2003 annual consolidated financial statements, sales and leasebacks under operating leases of real estate properties (mainly office and technical buildings) have been reflected as disposals with a related net gain recorded as of December 31, 2001.

Under US GAAP, this transaction was not consummated in 2001 and consequently, no gain had been recognized as of December 31, 2001. During 2002, upon the legal transfer of property, those assets qualifying for sale-leaseback accounting under US GAAP (mainly office buildings) have been recorded as sales with the resulting gains deferred and amortized over the remaining operating lease terms. The transactions not qualifying for sale-leaseback accounting were recorded as financings.

In June 2002, as discussed in Note 10 to the 2003 annual consolidated financial statements, a second set of sales and leasebacks under operating leases of real estate properties (mainly office and technical buildings) was initiated and effected during 2003. Under French GAAP, such sales and leasebacks were reflected as disposals with a related net gain of € 31 million recognized for the year ended December 31, 2003.

Under US GAAP, those assets qualifying for sale-leaseback accounting (mainly office buildings) have been recorded as sales during 2003 with the resulting gains being deferred and amortized over the remaining operating lease terms. The transactions not qualifying for sale-leaseback accounting were recorded as financings.

Capitalization of interest costs – mobile telecommunication licenses (M)

Under French GAAP, interest costs incurred in connection with mobile telecommunication licenses such as UMTS licenses are expensed as incurred by France Telecom.

Under US GAAP, these interest costs are capitalized along with the interest costs related to other capital expenditures incurred in order for telecommunications networks to be ready for their intended use. Consequently, once the UMTS licenses are operational, the capitalized interest associated with licenses is depreciated accordingly.

Adjustments relating to the 1996 quasi-reorganization and change of status (N)

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded at values determined in accordance with the Opening Balance Sheet jointly approved by the Telecommunications Ministry and the Ministry of the Economy and Finance rather than at historical cost, which is required by US GAAP. France Telecom has not been able to quantify the effect of the difference in this accounting treatment since, prior to France Telecom becoming a public sector operator effective January 1, 1991, sufficiently detailed historical-cost asset records were not maintained.

The enactment of the FT Law and the LRT which, amongst other developments in 1996, changed France Telecom’s corporate status, liberalized the telecommunications industry and changed the legal status of assets previously classified as within the public domain, together with rapidly changing technology and a widespread decline in French real estate market values, led France Telecom to review the carrying values of its long-lived assets and resulted in the recognition of certain impairment losses. Under French GAAP, the estimation of undiscounted cash flows, compared with asset carrying values in order to ascertain the need for write-down, was made based upon asset groupings used by France Telecom to manage its operations.

Under US GAAP, effective December 31, 1996, France Telecom effected a quasi-reorganization for financial reporting purposes, which resulted in the write-down of certain property, plant and equipment, as well as identifiable intangible assets, and the increase in the book value of debt instruments to fair value. In addition, France Telecom recorded provisions for the early retirement plan and for post-retirement benefits. Those adjustments were recorded directly against additional paid-in capital. Differences remaining related to the net assets recognized under French GAAP and US GAAP continue to be reflected as a reconciling item on the reconciliation of shareholders’ equity.

Accounting for perpetual bonds redeemable in shares of France Telecom (TDIRA)

Under French GAAP, the TDIRA, issued on March 3, 2003, is reflected under a mezzanine caption between equity and liabilities and the related return owed to their holders is recorded through the income statement. See Note 26 to the 2003 annual consolidated financial statements.

Under US GAAP, the TDIRA is reflected as debt at the same fair value as under French GAAP which approximates the nominal value at the issuance date and the related return owed to their holders is recorded as interest expense through the income statement. The non-detachable conversion feature embedded in the TDIRA is reflected, if it becomes beneficial based on its intrinsic value, as additional paid-in capital under equity and, given the conversion feature is exercisable any time by the holder, it is amortized immediately as interest expense.

Repackaging of TDIRA (O)

In addition, under French GAAP, the repackaging of the TDIRAs, as discussed in Note 26 of the 2003 annual consolidated financial statements, resulted in recognition of a loss of € 438 million for amounts paid by France Telecom to the holders of the TDIRAs.

Under US GAAP, the terms of the repackaged TDIRA are not considered substantially different than those of the original instrument. Accordingly, the loss recognized under French GAAP was reversed and the € 438 million fee paid by France Telecom is recognized as an addition to the carrying amount of the TDIRA and is amortized to interest expense over a period of seven years using the effective interest rate method.

Pension obligations and similar benefits (P)

As discussed in Note 1 to these interim consolidated financial statements, due to a recommendation from the CNC (Conseil National de la Comptabilite) regarding pension obligations under French GAAP, France Telecom recognized a € 323 million decrease in shareholders equity, net of tax due to the immediate recognition of unamortized actuarial gains and losses.

Under US GAAP, this impact on shareholders equity was reversed, and the actuarial gains and losses continue to be amortized over the employee’s remaining service period.

Deferred taxes (Q)

For French GAAP purposes, deferred tax assets related to the France Telecom SA tax group in France have been recognized considering expected future taxable income over a maximum period of eight years. Additionally, consistent with French GAAP, France Telecom recorded deferred tax balances on a present value basis.

Under US GAAP, deferred taxes are recorded on an undiscounted basis. As a result, the related allowance has been reversed. Further, considering their specific timing of reversal and in compliance with U.S. practice, certain deferred tax assets were provided for.

In addition, under US GAAP, in connection with the acquisition of the remaining minority interest in Orange, certain previously unrecognized deferred tax assets of France Telecom were recognized by a release of the respective valuation allowance because France Telecom expects to use the future taxable income of Orange in the France Telecom consolidated tax group. Such release of approximately € 2.4 billion was recognized as a reduction of goodwill as of December 31, 2003.

Variable interest entities and related transactions

FIN 46R (R)

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity (“VIE”). This Interpretation applies immediately to VIEs created after January 31, 2003.

In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), in part to clarify certain of its provisions. Among other things, FIN 46R deferred the effective date for VIEs created prior to February 1, 2003 to the end of the first reporting period that ends after March 15, 2004. For France Telecom, the effective date to account for VIEs created prior to February 1, 2003 is the six-month period ended June 30, 2004 (from January 1, 2004 for VIEs qualifying as Special Purpose Entities under previous guidance and from June 30, 2004 for other VIEs). FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs.

France Telecom assessed its variable interests in entities created or entered into after January 31, 2003, such as Bluebirds, to determine whether such entities created are considered to be VIEs and concluded that the entities created are not VIEs.

For entities created before January 31, 2003, France Telecom consolidated Tele-Invest and Tele-Invest II beginning 2004, under both French GAAP (as discussed in Note 1 to these interim consolidated financial statements) and US GAAP, because they are both VIEs for which France Telecom holds the majority of expected losses and is the primary beneficiary. Due to differences between the treatment of the first time consolidation in French GAAP and US GAAP, a €(107) million adjustment was included in the cumulative effect of a change in accounting principle in the statement of operations.

France Telecom also determined that cross-leasing transactions with different third parties in the case of QTE leases include entities that are considered VIEs. For one of these QTE leases, France Telecom is the primary beneficiary. However, as France Telecom already consolidates the respective VIE, there was no additional impact on the consolidated financial statements as of June 30, 2004. With regards to other QTE leases, France Telecom is not the primary beneficiary.

In addition, France Telecom has determined that Tower Participations SAS (“Tower”), an entity formed with co-investors to hold a 100% interest in TDF, is a VIE. On a stand-alone basis, France Telecom’s interest in Tower would not absorb a majority of the entity’s expected losses or expected residual returns. However, because the French government has a controlling interest in France Telecom as of June 30, 2004, and in another Tower investor (CDC), France Telecom and CDC are considered related parties and their interests must be aggregated. As of June 30, 2004 the combined interests of FT and CDC absorbed a majority of the expected losses of Tower. Therefore, France Telecom, as the holder of the larger interest in Tower, consolidated Tower as of June 30, 2004. In application of the paragraph 20 of FIN46R the initial gain on the sale of TDF, recognized in December 2002 under both Topic 5-U of SAB 81 and EITF 01-02 (see Note S below), was reversed. As a consequence, the impact of the first consolidation under FIN46R of Tower was (i) to increase France Telecom’s consolidated assets and liabilities by approximately €1.1 billion, including an increase in France Telecom’s consolidated debt by approximately €1.7 billion, and to (ii) decrease France Telecom’s consolidated net income by €0.5 billion for the six-month periods ended June 30, 2004.

France Telecom has also evaluated the interest of its subsidiary, Orange, in BITCO. France Telecom has determined that BITCO is a VIE. Given its commitments towards the lenders of BITCO, France Telecom is deemed the primary beneficiary. The impact of consolidating BITCO as of June 30, 2004 was an increase to France Telecom’s consolidated assets and liabilities by approximately €0.8 billion, including an increase in France Telecom’s consolidated debt by €0.6 billion, as of June 30, 2004.

Due to the adoption of FIN 46R in the period ending June 30, 2004, a charge related to the above adjustments was recorded as a cumulative effect of a change in accounting principle for € (0.6) billion in the statement of operations as of June 30, 2004 in accordance with US GAAP.

Sale of TDF (S)

Under French GAAP, as described in Note 3 to the 2003 annual consolidated financial statements, a € 486 million pre-tax gain was recognized during 2002 to the extent of the 63.8% ownership interest in TDF disposed of during 2002. 36.2% of the total gain on the sale of TDF was deferred, as a result of the simultaneous investment by France Telecom in Tower Participation SAS, TDF’s new parent company.

Under US GAAP in 2002, per Topic 5-U of SAB 81 and EITF 01-02, a € 495 million pre-tax gain net of fee was recognized representing the portion of the gain related to third parties, whereas to the extent of the sale to CDC, a party under common control with France Telecom, a € 350 million gain was recognized through equity as additional paid-in capital, and the related investment in Tower Participation SAS was carried over from TDF’s historical carrying value. As mentioned in Note R above, this gain has been reversed as of June 30, 2004 in conjunction with the FIN 46R analysis.

Earnings per share (T)

Under US GAAP, diluted earnings per share is adjusted to reflect the exercise of less than 100% owned consolidated subsidiary stock options, so long as such exercise is not anti-dilutive. Dilutive earnings per share also reflects the dilutive effect of any debt convertible into shares of France Telecom common stock, including the dilutive effect of the Orange liquidity contracts and the Wanadoo liquidity measurement as mentioned in Note A.

Below is a reconciliation of basic and diluted earnings per share under US GAAP, before cumulative effect of change in accounting principle, after tax:

	For the six-month period ended
	June 30, 2004			June 30, 2003
(millions, except per share amounts)	Net income (loss)	Weighted average shares outstanding	Earnings per share	Net income (loss)	Weighted average shares outstanding	Earnings per share
	Numerator	Denominator		Numerator	Denominator
Basic EPS	1,571	2,425	0.65	3,505	1,669	2.10

Effect of dilutive securities	—	14		148	179

Diluted EPS	1,571	2,439	0.64	3,653	1,848	1.98

Below is a reconciliation of basic and diluted earnings per share under US GAAP, after cumulative effect of change in accounting principle, after tax:

	For the six-month period ended
	June 30, 2004			June 30, 2003
(millions, except per share amounts)	Net income (loss)	Weighted average shares outstanding	Earnings per share	Net income (loss)	Weighted average shares outstanding	Earnings per share
	Numerator	Denominator		Numerator	Denominator
Basic EPS	924	2,425	0.38	3,505	1,669	2.10

Effect of dilutive securities	—	14		148	179

Diluted EPS	924	2,439	0.38	3,653	1,848	1.98

Consolidation methods

The principles covering the scope of consolidation under French GAAP are set forth in Note 2 of the 2003 annual consolidated financial statements. Under this policy, companies in which France Telecom and other shareholders have agreed to exercise joint control over significant financial operating policies are accounted for using the proportionate consolidation method.

For US GAAP purposes, majority-owned companies, based on voting rights directly or indirectly held, or companies that are controlled, based on voting or other rights directly or indirectly held, are fully consolidated, and less than majority-owned companies over which France Telecom is deemed to exercise significant influence (generally 20% or more owned), including those companies accounted for using the proportionate consolidation method or cost method under French GAAP, are included in the consolidated financial statements using the equity method.

This difference in accounting policy has no effect on either net income or shareholders’ equity with respect to investments accounted for under the proportionate consolidation method for French GAAP.

For the six-months ended June 30, 2004, the approximate effects on the consolidated financial statements from applying thee proportionate consolidation method of accounting to investments that would be accounted for under the equity method under US GAAP, have resulted in an impact on French GAAP consolidated assets of € 1,121 million (or 1.11%), operating income of € 99 million (or 1.88%), and on operating cashflows of € 141 million (or 2.37%).

In addition, under US GAAP, FIN 46R prescribes that certain entities are to be consolidated since France Telecom is deemed the primary beneficiary and exposed to the majority of the expected losses and expected residual returns associated with such investments.

TP Group

Under French GAAP, and as discussed in Note 3 of the 2003 annual consolidated financial statements, TP Group (TP S.A. and its subsidiaries, or TPSA) was fully consolidated in the France Telecom financial statements beginning on April 1, 2002. France Telecom’s share of the TP Group results, as noted in the table below, is primarily impacted by the goodwill amortization under French GAAP.

Under US GAAP, France Telecom’s investment in TPSA (representing approximately 33.93% of TPSA’s voting common stock or 47.5% after consolidating of Tele-Invest and Tele-Invest II) is accounted for as an equity investment under APB 18. France Telecom also holds a 34% investment directly in PTK, an entity held at 66% by TPSA and consolidated by TPSA. Due to the adoption of FIN 46R under US GAAP, as of January 1, 2004 France Telecom consolidated Tele-Invest and Tele-Invest II, two holding companies, owning 190 million shares in TPSA. Considering these addition shares, France Telecom stills holds less than 50% of the total voting shares of the TP Group, and therefore continues to apply the equity method of accounting for its investment.

The approximate effects on the reported France Telecom consolidated balance sheet, statement of income, and cash flows from consolidating TP Group are presented below (French GAAP).

	As of
(in million of euros)	June 30, 2004	December 31, 2003
Balance sheet data

Current assets	1,129	1,202

Long-term assets	9,799	8,998

Current liabilities	1,544	1,689

Long-term liabilities	2,538	2,774

Net assets	6,846	5,737

France Telecom’s share of net assets (including equity method excess basis)	4,659	3,193

Statement of income data	For the six-month period ended June 30, 2004	For the six-month period ended June 30, 2003
Sales of services and products	1,939	2,121

Operating income	428	451

Financial charges	(121)	(128)

Net income before minority interest	217	50

France Telecom’s share of net income (including equity method excess basis)	165	25

Statement of cash flows data

Cash flows provided by operating activities	801	642

Cash flows used in investing activities	(370)	(449)

Cash flows used in financing activities	(407)	(122)

The quoted market value of France Telecom’s investment in TP Group was approximately € 2.2 billion as of June 30, 2004, including the shares held by Tele-Invest and Tele-Invest II.

Reconciliation of net income and comprehensive income to US GAAP

In accordance with SFAS 130, Reporting Comprehensive Income, France Telecom reports comprehensive income in the reconciliation table of net income from French to US GAAP and in the components of shareholders’ equity for US GAAP purposes. The following is a reconciliation of net income (loss) as reported in the consolidated statements of income to net income (loss) and comprehensive income as adjusted for the approximate effects of the application of US GAAP for the six-month periods ended June 30, 2004 and 2003:

		Six-months ended June 30,
		2004	2004	2003
(in millions, except per share data)		$	€	€
	Notes

Net income (loss) as reported in the consolidated statement of income		1,349	1,108	2,522

Adjustments to conform to US GAAP

Stock-based compensation and Orange RSP	A	(58)	(48)	(66)

Compensation expense related to stock subscription	A	—	—	(60)

Impairment of goodwill	B	632	519	415

Amortization of goodwill	B	1,040	855	705

Amortization of intangible assets	C	(346)	(284)	(269)

Equant – CVR and impairment of long-lived assets	G	(34)	(28)	(134)

Derivative instruments and hedging activities	H	(29)	(24)	27

Valuation of marketable securities and investment securities	I	(18)	(15)	45

Investment in Wind	J	—	—	(26)

Transfer of financial assets	K	(51)	(42)	(40)

Sale and leaseback of real estate	L	34	28	(14)

Capitalization of interests – mobile telecommunication licenses	M	77	63	105

Adjustments relating to the 1996 quasi reorganization and change of status	N	15	12	42

Repackaging of TDIRAs	O	(32)	(26)	—

Pension obligations	P	(164)	(135)	—

Other		(54)	(44)	—

Deferred taxes (including effect on the above adjustments)	Q	(448)	(368)	253

Net income (loss) as adjusted for US GAAP before cumulative effect of change in accounting principle, after tax		1,913	1,571	3,505

Cumulative effect of change in accounting principle, after tax	R	(788)	(647)	—

Net income (loss) as adjusted for US GAAP		1,125	924	3,505

Earnings (loss) per share as adjusted for US GAAP before cumulative effect of change in accounting principle, after tax

— Basic	T	0.79	0.65	2.10

— Diluted	T	0.78	0.64	1.98

Earnings (loss) per share as adjusted for US GAAP after cumulative effect of change in accounting principle, after tax

— Basic	T	0.46	0.38	2.10

— Diluted	T	0.46	0.38	1.98

		Six-months ended June 30,
		2004	2004	2003
(in millions)		$	€	€
	Notes

Net income (loss) as adjusted for US GAAP		1,125	924	3,505

Other Comprehensive Income

Unrealized gains (losses) on securities (net of related taxes)		(17)	(14)	10

Unrealized losses on derivative instruments and hedging activities (net of related taxes)		(3)	(3)	26

Minimum pension liability adjustment (net of related taxes)		10	8	(3)

Foreign currency translation adjustment (net of related taxes)		1,575	1,294	(2,089)

Comprehensive income (loss)		2,690	2,209	1,449

Under French GAAP, certain elements of the consolidated statement of income have been classified as non-operating expenses although they would have been considered as operating expenses under US GAAP. The reclassification of these expenses which include employee profit sharing, the effect of discounting the early retirement liability, restructuring provisions and write-down of investments, as well as the amortization and impairment of goodwill, would have reduced operating income under US GAAP. In addition, certain US GAAP adjustments such as the impairment of goodwill and other long-lived assets, the amortization of other intangible assets, the accounting for stock-based compensation, and the carving out of the TP Group as a consolidated subsidiary under French GAAP for presentation as an equity investment under US GAAP, would have impacted operating income under US GAAP.

Reclassifications and adjustments to conform operating income to US GAAP are summarized as follows:

	Six-months ended June 30,
	2004	2004	2003
(in millions)	$	€	€
Operating income as reported in the consolidated statement of income	6,422	5,273	4,645

Reclassifications and adjustments to conform to US GAAP

Goodwill impairment	—	—	(467)

Amortization of intangible assets	(286)	(235)	(248)

Employee profit sharing	(127)	(104)	(72)

Discount of early retirement liability	(90)	(74)	(100)

Stock-based compensation	(65)	(53)	(119)

Consolidation of TP Group under French GAAP	(530)	(435)	(451)

Provision for post retirement	(164)	(135)	—

Restructuring charges (classified as non-operating under French GAAP)	(34)	(28)	(127)

Sale of investments	79	65	63

Other US GAAP reclassifications and adjustments	22	18	(154)

Operating income (loss) under US GAAP	5,227	4,292	2,970

Major assets and liabilities under US GAAP

As a result of the impacts of the quasi-reorganization in 1996, the equity accounting of TP Group, and other US GAAP adjustments described above, the major assets and liabilities captions which differ under US GAAP from those reported in the consolidated balance sheets at June 30, 2004 and December 31, 2003 are summarized as follows:

	June 30, 2004			December 31, 2003
	As Reported	US GAAP	US GAAP	As Reported	US GAAP
(in millions)	€	€	$	€	€
Assets

Goodwill, net	28,315	14,994	18,261	25,838	12,183

Other intangible assets, net	17,016	14,103	17,176	16,554	13,845

Property, plant and equipment, net	29,621	26,204	31,913	30,635	26,033

Investment securities, net	1,003	513	625	1,045	784

Net deferred tax assets (current and long term)	8,724	8,277	10,080	8,892	8,989

Liabilities

Bank overdrafts and other short term borrowings	4,385	3,666	4,465	1,570	1,497

Long-term debt (including current portion)	46,901	53,443	65,087	47,821	52,499

Net indefeasible rights of use (IRUs) totaling € 143 million and € 175 million as of June 30, 2004 and December 31, 2003, respectively, classified under French GAAP as intangible assets, have been reclassified as tangible assets in the US GAAP balance sheets presented above.

As of June 30, 2004 and December 31, 2003, the impact of consolidating the TP Group under French GAAP has been eliminated in the US GAAP column above to reflect the TP Group as an equity investment accounted for under APB18.

As described previously, the TDIRAs are classified as long-term debt under US GAAP. The carrying amount under US GAAP of these financial instruments totaled € 4,946 million as of June 30, 2004, including the net impact of the repackaging of TDIRA (see Note (O)).

As described previously, Tele-Invest, Tele-Invest II, Tower, and BITCO have all been consolidated for US GAAP purposes (see Note (R)).

Major cash flow items under US GAAP

The following table discloses significant differences in cash flow line items from French GAAP to US GAAP for the six-month periods ended June 30, 2003 and 2004:

	Six-month period ended June 30,
	2004			2003
	As reported	US GAAP	US GAAP	As Reported	US GAAP
(in millions)	€	€	$	€	€
Net cash provided by operating activities	5,960	5,191	6,322	4,474	3,938

Net cash used in investing activities	(3,340)	(2,947)	(3,589)	(4,007)	(3,668)

Net cash provided by (used in) financing activities	(3,058)	(2,549)	(3,104)	3,581	3,707

Effect of changes in exchange rates on cash and cash equivalents	39	16	19	(107)	(90)

Cash and cash equivalents at beginning of period	3,350	2,964	3,610	2,819	2,654

Cash and cash equivalents at end of period	2,951	2,675	3,258	6,760	6,541

For the six-month periods ended June 30, 2004 and 2003, there is no major difference noted in the above consolidated statements of cash flows except the impact of the consolidation under equity of TP for US GAAP purposes.

Reconciliation of shareholders’ equity to US GAAP

The following is a reconciliation of shareholders’ equity (deficit) as reported in the consolidated balance sheet as adjusted for the approximate effects of the application of US GAAP as of June 30, 2004 and December 31, 2003:

		At June 30,		At December 31,
		2004	2004	2003
(in millions)		$	€	€
	Notes

Shareholders’ equity (deficit) as reported in the consolidated balance sheet		18,668	15,328	12,026

Adjustments to conform to US GAAP

Cash settled plans	A	(145)	(119)	—

Impairment of goodwill	B	(22,984)	(18,872)	(18,544)

Amortization of goodwill	B	5,754	4,725	3,753

Acquisition of Orange minority interest	B	399	328	328

Acquisition of Wanadoo minority interest	B	116	95	—

Amortization of intangible assets	C	(3,063)	(2,515)	(2,067)

Step acquisitions	D	127	104	91

Adjustment on Orange plc acquisition cost	E	4,062	3,335	3,174

Acquisition of Freeserve	F	308	253	241

Equant – CVR and impairment of long-lived assets	G	(94)	(77)	(56)

Derivative instruments and hedging activities	H	(199)	(163)	(124)

Valuation of marketable securities and investment securities	I	32	26	63

Investment in Wind*	J	(106)	(87)	(87)

Transfer of financial assets	K	180	148	191

Sale and leaseback of real estate	L	(615)	(505)	(533)

Capitalization of interests – mobile telecommunication licenses	M	1,349	1,108	999

Adjustments relating to the 1996 quasi reorganization and change of status	N	(206)	(169)	(182)

Repackaging of TDIRAs	O	406	333	359

Pension obligations	P	441	362	—

Sale of TDF	S	378	310	313

Other		(158)	(130)	(120)

Deferred taxes (including effect on the above adjustments)	Q	(887)	(728)	(292)

Shareholders’ equity (deficit) as adjusted for US GAAP before cumulative effect of change in accounting principles		3,763	3,090	(467)

Cumulative effect of change in accounting principle, after tax	R	(1,137)	(934)	—

Shareholders’ equity (deficit) as adjusted for US GAAP		2,626	2,156	(467)

* This line only includes the difference between French GAAP and US GAAP for the carrying value in Wind Infostrada. The net impact to equity for all the adjustments related to the sale of Wind is nil as of June 30, 2004.

Currency translation effects between French and US GAAP are included in the individual reconciliation line items above.

The components of shareholders’ equity for US GAAP purposes as of June 30, 2004 and December 31, 2003 are as follows:

	At June 30,	At December 31,
	2004	2003
(million of euros)
Share capital	9,868	9,609

Additional paid-in capital	37,174	36,412

Retained earnings	(40,763)	(41,079)

Accumulated Other Comprehensive Income

Net unrealized gains, net of related taxes	5	18

Unrealized gains and losses on cash flow hedges, net of related taxes	(52)	(49)

Minimum pension liability adjustment, net of related taxes	—	(8)

Foreign currency translation adjustment, net of related taxes	(4,076)	(5,370)

Accumulated Other Comprehensive Income	(4,123)	(5,409)

Total shareholders’ equity (deficit) as adjusted for US GAAP	2,156	(467)

The following changes in share capital for the six-months ended are discussed in Note 11 to these interim consolidated financial statements.

On April 9, 2004, the Board of Directors recorded the issuance of 1,145 shares following the conversion of convertible notes into shares during the first three months of 2004.

On April 29, 2004, France Telecom issued 64,796,795 new shares as payment for Wanadoo shares tendered as part of the simplified mixed public tender and exchange offer.

The general shareholders’ meeting held on April 9, 2004 approved a distribution of € 0.25 for each France Telecom share in existence as of the date of the general shareholders’ meeting as well as each share that will be issued in connection with the public offer in exchange for shares in Wanadoo. The cash payment was made on May 7, 2004.

A capital increase of € 14,840 million was recorded in the first half of 2003 which resulted in an increase of € 4,149 million in share capital and €10,691 million in additional paid-in capital.

In addition, as discussed in Note 25 to the 2003 annual consolidated financial statements and pursuant to the May 27, 2003 shareholders’ meeting, it was decided to allocate the 2002 France Telecom’s statutory net loss of € 22,776 million from retained earnings to additional paid in capital. Likewise, the 2003 net loss of € 3,116 was allocated from retained earnings to paid in capital. Under US GAAP, these allocations have been reclassified back to retained earnings.

Additional SEC and US GAAP disclosures

Revenue

Below is a discussion of the primary differences between US GAAP and French GAAP in France Telecom’s accounting for revenue recognition. Any such revenue differences for TP Group (see discussion above) are reflected under US GAAP through France Telecom’s application of the equity method for its investment in TPSA.

Activation fees

Under French GAAP, activation fees and certain other one-time charges are recognized as revenue when billed. Under US GAAP, France Telecom is deferring such activation fees and certain other one-time charges and amortizing them over the average life of the related service period. The related direct incremental costs, up to the amount of revenues, are also deferred and subsequently amortized, resulting in no impact on net income. For the six-month periods ended June 30, 2003 and 2004 revenue is increased by € 25 million and decreased by € 22 million, respectively.

Distributor commission

Under US GAAP, certain distributor commissions are recognized as a reduction to revenue, as opposed to classification as an expense (and therefore with no adjustment on net income). Under US GAAP, such reclassification reduced revenue by € 200 million and € 213 million for the six-month periods ended June 30, 2003 and 2004, respectively.

Restructuring provisions

Under US GAAP starting January 1, 2003, France Telecom applied SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities to all new plans initiated after this.

This Statement requires that a liability for costs associated with exit or disposal activities be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring. France Telecom applied similar accounting treatment for restructuring costs and related provisions under French GAAP starting January 1, 2003.

Orange – withdrawal from Sweden

Total restructuring reserves recorded in connection with Orange’s withdrawal from Sweden amounted to € 6 million at June 30, 2004 (of which, € 1 million employee termination benefits, € 4 million for site termination and € 1 million in other restructuring costs, compared to € 11 million at December 31, 2003 (of which, € 1 million for employee termination benefits, € 9 million for site termination and other property related provisions and € 1 million in other restructuring costs.

Orange – other restructuring

At June 30, 2004, contract termination costs relate to long-term advertising contracts with content providers in France for which the amount Orange is committed to pay exceeds the economic benefits received by Orange, the exit from sponsorship activities and the termination of certain advertising contracts.

At June 30, 2004, property related costs consist primarily of leased property that is vacant or sublet to third parties, as a result of restructuring activities undertaken in the United Kingdom and the United States, and for which rental received from the subleases is less than that paid by Orange under the primary leases.

For the six-months ended June 30, 2004, under US GAAP, restructuring costs related to Orange that were charged to the income statement totaled € 5 million.

Equant – strategic reorganization

During 2003, Equant announced a change of its strategic focus to put additional resources into its integrated services businesses and at the same time it reorganized various internal support functions to make them more efficient.

For the year ended December 31, 2003, 80 people had been notified that they would be made redundant as a result of this process and Equant had accrued € 6 million in respect of these costs. The costs of this reorganization are likely to continue into 2004.

For the year ended December 31, 2003 restructuring costs related to Equant (expensed or accrued) charged to the France Telecom income statement totaled € 110 million.

For the six-months ended June 30, 2004 restructuring costs related to Equant of € 12 million primarily related to employee termination benefits.

The analysis of the restructuring provision under US GAAP for the six-months ended June 30, 2004 is set out in the table below:

		Year ended December 31, 2003	Current year expense, net	Cash payments & Other settlements	Adjustments	Six-months ended June 30, 2004
(millions of euros)

Orange	Employee termination benefits	1	—	—	—	1

	Property reorganization costs	9	1	(6)	—	4

	Other	1	—	—	—	1

	Orange withdrawal from Sweden	11	1	(6)	—	6

	Employee termination benefits	21	6	(13)	(1)	13

	Contract termination costs	48	(1)	(5)	5	47

	Property reorganization costs	61	1	(11)	10	61

	Other	8	(2)	(1)	(1)	4

	Orange Restructuring	138	4	(30)	13	125

	Subtotal Orange	149	5	(36)	13	131

Equant	Employee termination benefits	13	10	(9)	(2)	12

	Property reorganization costs	36	2	(9)	2	31

	Subtotal Equant	49	12	(18)	—	43

Other	Employee termination benefits	15	12	(6)	(3)	18

	Subtotal Other	15	12	(6)	(3)	18

Total		213	29	(60)	10	192

For the six-months ended June 30, 2004, restructuring charges consisted of the following:

(millions of euros)	Six-month ended June 30, 2004
Orange	(5)

Equant	(12)

Other	(12)

Subtotal US GAAP	(29)

Other reconciling entries	(11)

Restructuring costs under French GAAP	(40)

The primary classification differences between French GAAP (see Note 22 to the 2003 annual consolidated financial statements) and US GAAP related to restructuring costs are as follows:

■	TPSA is consolidated for French GAAP purposes, whereas France Telecom’s investment in TPSA is accounted for using the equity method under US GAAP. As such, disclosure related to the TPSA restructuring have not been reflected in the table above.

■	As it relates to Equant, accrued costs regarding restructuring are included in the table above under US GAAP, whereas the accrued costs related to integration costs and certain write-down of assets included in the French GAAP disclosure are not classified as restructuring costs under US GAAP.

■	Accrued costs related to certain write-down of assets included in the French GAAP disclosure are not classified as restructuring costs under US GAAP.

■	The Sweden financial guarantee is classified as a restructuring cost under French GAAP, whereas the such guarantee is not classified as a restructuring cost under US GAAP.

■	Under French GAAP, restructuring costs (including costs related to the TOP program) are classified as non-operating expenses. Under US GAAP, all such restructuring costs are classified within operating income.

Valuation allowances under French GAAP

Details of assets valuation allowances under French GAAP recorded for the year ended December 31, 2003 and the six-months period ended June 30, 2004 are as follows:

	Balance at beginning of period	Net additions (deductions) charged to costs and expenses	Other changes(1)	Balance at end of period
(million of euros)
Year ended December 31, 2003

Valuation allowances relating to:

Marketable securities	4	—	(1)	3

Trade accounts receivable	1,625	(263)	(37)	1,325

Inventories	141	3	(19)	125

Investment securities	9,181	(8,114)	(73)	994

Deferred tax assets	7,502	(1,781)	—	5,721

Other assets	1,991	(1,625)	3	369

Six month periods ended June 30, 2004

Valuation allowances relating to:

Marketable securities	3	(3)	—	—

Trade accounts receivable	1,325	(39)	243	1,529

Inventories	125	(14)	3	114

Investment securities	994	(160)	33	867

Deferred tax assets	5,721	(416)	—	5,305

Other assets	369	(9)	11	371

(1) Mainly includes translation adjustments and effect of changes in the scope of consolidation.

NOTE 15B - RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21 Accounting for Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. France Telecom adopted the provisions of EITF 00-21 on January 1, 2004 without any material impact on our consolidated results of operations, financial position and cash flows.

In May 2003 the Financial Accounting Standards Board (“FASB”) issued SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The objectives of this Statement will result in a more complete depiction of an entity’s liabilities and equity and thereby to assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuance’s. The majority of the instruments within the scope of SFAS 150 are to be measured initially and on a continuous basis at fair value, with offsets being charged to the statement of income. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. No such instruments within the scope of this Statement were issued or modified by France Telecom from May 31, 2003 and until December 31, 2003. Financial instruments existing before May 31, 2003 are subject to this Statement beginning on January 1, 2004 for France Telecom. France Telecom adopted the provisions of SFAS No. 150 as of January 1, 2004 for existing instruments without any material impact on our consolidated results of operations, financial position and cash flows.

In May 2003, the EITF reached a consensus on EITF 01-8 Determining Whether an Arrangement Contains a Lease, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13 Accounting for Leases, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. This consensus is effective prospectively for contracts entered into or significantly modified after January 1, 2004. France Telecom adopted the provisions of EITF 01-08 as of January 1, 2004 without any impact on our consolidated results of operations, financial position and cash flows.

In December 2003, FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132 (R)”). SFAS No. 132 (R) revises the annual and interim disclosure requirements about pension and other postretirement benefits. This revision requires additional disclosures to those in the original SFAS No. 132 about assets, obligations, cash flows and net periodic benefit cost of deferred benefit pension plans and other deferred benefit postretirement plans. The required information is provided separately for pension plans and for other postretirement benefit plans. France Telecom will present any additional required disclosures related to SFAS No. 132 (R) as of December 31, 2004.

In November 2003, the EITF reached an interim consensus on Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, to require additional disclosure requirements for securities classified as available-for-sale or held-to-maturity for fiscal years ending after December 15, 2003. In March 2004, the EITF reached a final consensus on this Issue, to provide additional guidance, which companies must follow in determining whether investment securities have an impairment, which should be considered other-than-temporary. The guidance is applicable for France Telecom on January 1, 2005. France Telecom is currently reviewing this Issue to measure the potential impact on its results of operations and statement of financial position.

European Regulation requires that France Telecom adopt International Financial Reporting Standards (IFRS) as its primary GAAP by 2005. Currently, all of the IFRS accounting standards have not been finalized, nor is it clear whether all such standards will have been released and endorsed by the European Commission by the 2005 deadline. The transition from French GAAP to IFRS will be made in compliance with IFRS 1, First-Time-Adoption of IFRs which provides guidance on retroactive application and outlines certain exemptions and exceptions. Based on proposed SEC regulations regarding the applicable periods to be presented under a comprehensive set of GAAP, France Telecom currently anticipates adopting January 1, 2004 as its transition date to IFRS, and thus to present restated 2004, and 2005 IFRS financial statements in its 2005 Form 20-F. However, based on current SEC regulations, France Telecom would be required to adopt January 1, 2003 as its transition date. In the meantime, France Telecom will continue to use French GAAP for its primary financial statements. France Telecom is currently assessing the impact, which could be significant, that the application of IFRS will have on its financial statements. Once all IFRS have been issued and endorsed by the European Commission and the transition date to IFRS is definitive, France Telecom will disclose as soon as practicable the impact of such application. Upon adoption of IFRS, France Telecom will disclose in its primary financial statements a reconciliation between French GAAP and IFRS (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented), as well as additional reconciliation disclosures between IFRS and US GAAP.

NOTE 15C – ADDITIONAL SUBSEQUENT EVENTS

Events having occurred between June 30, 2004 and July 27, 2004 are discussed in Note 14 to these interim consolidated financial statements. Principal events occurring between July 27, 2004 and November 2, 2004 include the following:

Sale by the French State and ERAP of France Telecom shares

On September 7, 2004, the French State sold, directly or indirectly through ERAP, 267,716,480 existing shares of France Telecom S.A. representing a total of 10.85 % of the share capital, through a private placement to institutional investors for a price of €19.05 per share. Following this sale, the combined shareholding of the French State and ERAP was reduced from 1,310,002,741 shares representing 53.10% of France Telecom S.A. share capital to 1,042,286,261 shares representing 42,25% of the share capital.

Issuance by France Telecom of Bonds convertible and/or exchangeable into new or existing shares (OCEANES)

Upon decisions from the Board of Directors and the Chairman and Chief Executive Officer dated September 1st, 2004 and September 2nd, 2004, France Telecom issued 445,564 bonds convertible into and/or exchangeable for new and/or existing shares for a total amount of €1,150,000,684. Each bond has a nominal value of €2,581 and bears interest at a rate of 1.60% per year. The bonds will mature on January 1st, 2009.

Each Bondholder may elect to convert Bonds into or exchange Bonds for ordinary shares of France Telecom at a ratio of one hundred (100) Shares for each Bond, subject to adjustment upon the occurrence of certain events. This election may be made at any time from October 20, 2004 until the seventh business day immediately preceding the redemption date (whether upon early redemption or at maturity). Upon any such election, France Telecom will have the option of delivering new or existing Shares or a combination of both.

The Bonds are listed on the Premier Marché of Euronext Paris S.A. under ISIN code FR0010113357.

The bonds were not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration of an applicable exemption from registration requirements.

Acquisition by France Telecom of its Own Shares

France Telecom’s combined ordinary and extraordinary shareholders’ meeting held on September 1, 2004 in its seventh resolution decided to complete the objectives of the share repurchase program authorized by the combined ordinary and extraordinary shareholders’ meeting held on April 9, 2004. The share repurchase program may also be implemented in order to remit France Telecom shares to holders of Wanadoo share subscription options that were assumed by France Telecom and to implement any share purchase option plan in accordance with the conditions prescribed by law, in particular by Articles L. 225-177 et seq. of the French Commercial Code (Code de commerce). The other terms of the authorization granted on April 9, 2004 remain unchanged. As of November 2, 2004, France Telecom had repurchased no share pursuant to the share repurchase program.

Authorization to Grant Share Subscription and/or Purchase Options of France Telecom

The combined ordinary and extraordinary shareholders’ meeting held on September 1, 2004 in its fifth resolution authorized the board of directors for a period of thirty-eight months, thus until November 1, 2007, to grant, on one or several occasions, share subscription or purchase options of France Telecom to members of France Telecom’s personnel or members of the Board (mandataires sociaux) (within the meaning of paragraph 4 of Article L. 225-185 of the French Commercial Code) of France Telecom or companies or groups related thereto within the meaning of Article L. 225-180 of the French Commercial Code. Under the terms of this authorization, the total number of options that can be approved pursuant to this resolution shall not provide the right to subscribe or acquire a number of shares representing, at the allotment date, more than 2% of France Telecom’s share capital existing on September 1, 2004.

In accordance with the terms of this authorization, the exercise price may not be less than (i) the average share price during the twenty trading days preceding the date on which the options are approved, and no option may be approved less than twenty trading days after the detachment from the shares of a coupon giving access to a dividend or capital increase and (ii) the average purchase price of shares held by the company pursuant to Article L. 225-208 of the French Commercial Code or, as applicable, a share repurchase program authorized by the fifth resolution adopted by the combined ordinary and extraordinary shareholders’ meeting of April 9, 2004 and completed by the seventh resolution of the combined ordinary and extraordinary shareholders’ meeting, or any share repurchase plan applicable previously or in the future.

Merger by Absorption (Fusion par absorption) of Wanadoo S.A. by France Telecom

Following the buy-out offer (offre publique de retrait) followed by a squeeze-out (retrait obligatoire) of Wanadoo shares completed on July 26, 2004, France Telecom became the 100% shareholder of Wanadoo S.A. As announced at the time of the offer, the board of directors of France Telecom decided on July 26, 2004 to submit to the combined ordinary and extraordinary shareholders’ meeting, which was held on September 1, 2004, a proposal of a simplified merger of Wanadoo S.A. into France Telecom S.A. for the shareholders’ approval. The merger agreement between the two companies was signed on July 29, 2004.

On September 1, 2004, the combined ordinary and extraordinary shareholders’ meeting of France Telecom approved the proposed merger of Wanadoo S.A., resulting in the dissolution of Wanadoo S.A. Wanadoo S.A had previously absorbed its subsidiary, Wanadoo France.

PagesJaunes Initial Public Offering and Listing

In connection with the initial public offering of PagesJaunes and its listing on the Premier marché of Euronext Paris S.A., France Telecom and PagesJaunes announced on July 28, 2004 that the investment banks responsible for the offering exercised in full their over-allotment option with respect to the purchase of 13,200,000 additional PagesJaunes shares. In addition, the offer of new shares resulting from the capital increases reserved for employees, which occurred simultaneously with the public offering, amounted to 4,739,610 PagesJaunes shares.

Reduction of Orange’s shareholding in BITCO

As provided by the agreement signed in March 2004, Orange and its co-shareholders in BITCO, True Corporation Public Company Limited (formerly, Telecom Asia) and CP Group, completed on September 29, 2004 the sale of 39% of the shares of BITCO, resulting in Orange reducing its participation from 49% to 10% of the share capital of BITCO.

As part of this transaction, Orange was fully released from all its obligations and liabilities in connection with the bridge loan facility granted to TA Orange Company Limited (a 99.86%-owned subsidiary of BITCO) in 2002.

Signature of final agreement between France Telecom and Kulczyk Holding

Following the signature in July 2004 of an agreement (protocole d’accord) between France Telecom and Kulczyk Holding providing for the exercise by Kulczyk Holding of the put options on TP SA shares held by Tele Invest and Tele Invest II, the parties received the approval of the Polish stock market regulator and the comfort from the banks which financed the purchase of shares of TP SA by Tele Invest and Tele Invest II, and were consequently able to sign a final agreement on October 4, 2004. Following this agreement, the sale by Tele-Invest of shares representing 9.99% of TP SA share capital was completed on October 12, 2004 resulting in France Telecom holding 43.93% of TP SA share capital. Pursuant to the agreement, the sale of the 3.57% held by Tele-Invest II shall occur in January 2005.

Sale of Orange Denmark

As provided by the agreement signed on July 7, 2004, France Télécom completed on October 11, 2004 the sale to TeliaSonera of 100% of Orange Denmark. This transaction resulted in a cash payment of €606 million.

Signature of an agreement on the sale of Radianz

On October 21, 2004, Equant signed an agreement to sell its 49 percent interest in Radianz to its co-shareholder Reuters. Reuters will acquire Equant’s interest for US$110 million in cash and the release of future funding obligations, bringing all joint venture arrangements to an end. The transaction is subject to regulatory approval and is expected to close in the fourth quarter of 2004.

Release from guarantee towards ONE GmbH

Pursuant to a shareholder support agreement, Orange was required to make a shareholder contribution available to its 17.45% owned investment, ONE GmbH, up to a maximum amount of €68 millions. Pursuant to the signature of a new refinancing agreement, the existing facility was fully reimbursed on October 29, 2004 and on the same date all shareholders including Orange were released from their financing obligations towards One GmbH.

Litigations

Following the complaint filed with the French Competition Council (Conseil de la concurrence) by the TENOR association of operators, for certain practices of France Telecom, SFR Cegetel and Bouygues Télécom on the business market for fixed line to mobiles calls, the Conseil de la concurrence ruled in a decision dated October 14, 2004 that France Telecom had violated the provisions of Article L. 920-2 of the French Code of Commerce and Article 82 of the EC Treaty, and imposed on France Telecom a penalty of €18 millions. France Telecom will examine the details of the decision of the Conseil de la concurrence and may decide to appeal against it.

France Telecom and Cegetel have settled on October 1st, 2004 their dispute over certain “winback” sales policies. Cegetel was claiming damages before the Paris Court of Appeal for an amount increased to €169.7 millions. Cegetel’s claim had been first rejected by the Paris Commercial Court.

France Telecom and Neuf Telecom have settled on September 17, 2004 their dispute in relation with the same issue. This case was also pending before the Paris Court of Appeal. France Telecom had been sentenced by the Paris Commercial Court to, among other things, pay Neuf Telecom €7 millions in damages. Neuf Telecom had increased its claim before the Court of Appeal up to €61.9 millions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 2, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information